Argentex Mining Corporation
Management Discussion and Analysis
For the Year Ended January 31, 2013

As of April 26, 2013

Introduction

The following management’s discussion and analysis (“MD&A) should be read in conjunction with our audited consolidated financial statements and related notes for our fiscal years ended January 31, 2013 and January 31, 2012 available on SEDAR at www.sedar.com. These consolidated financial statements are stated in United States dollars and are prepared in accordance with United States generally accepted accounting principles, and all references to currency in this MD&A are in United States dollars unless otherwise stated. Unless otherwise stated, conversion of Canadian dollars to United States dollars has been calculated at an exchange rate of C$1 equals US$1.

In this MD&A, unless otherwise specified, all references to “common shares” refer to shares of our common stock and the terms “we”, “us”, “our”, the “Company” and “our company” mean Argentex Mining Corporation, a British Columbia corporation, and our wholly owned subsidiary, SCRN Properties Ltd., a British Columbia corporation, unless the context clearly requires otherwise.

Certain measures in this MD&A do not have any standardized meaning as prescribed by US GAAP and are therefore considered non-GAAP measures. Where we have used non-GAAP measures or terms we have provided definitions.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements. Forward-looking statements are projections of events, revenues, income, future economic performance or management’s plans and objectives for future operations. In some cases, forward-looking statements can be identified by the use of terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continues” or the negative of these terms or other comparable terminology. Examples of forward-looking statements made in this MD&A include statements about:

  our exploration programs and results,

  the economic potential of our mineral exploration properties;

  the costs and timing of our exploration and development activities;

  our future investments in and acquisitions of mineral resource properties;

  our estimation of mineral resources and the realization of mineral resource estimates;

  our need for, and our ability to raise, capital;

  our financial and operating objectives and strategies to achieve them; and

  our expenditures and other financial or operating performance.

The material assumptions supporting these forward-looking statements include, among other things:

  the cost and timing of our projected exploration activities;

  our ability to obtain any necessary financing on acceptable terms;

  timing and amount of capital expenditures;

  our ability to obtain necessary drilling and related equipment in a timely and cost-effective manner;

  retention of skilled personnel;

  the timely receipt of required regulatory approvals;

  continuation of current tax and regulatory regimes;

  current exchange rates and interest rates; and

  general economic and financial market conditions.

Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. These forward-looking statements are only predictions and involve known and unknown risks, uncertainties and other factors, including:

  general economic and business conditions;

  our negative operating cash flow;

  our ability to obtain additional financing;

  fluctuations in worldwide prices and demand for minerals;

  fluctuations in the level of our exploration and development activities;

  increases in capital and operating costs;

  risks associated with mineral resource exploration and development activities;

  uncertainties inherent in the estimation of mineral resources and mineral reserves;

  competition for resource properties and infrastructure in the mineral exploration industry;

  technological changes and developments in the mineral exploration and mining industry;

  regulatory uncertainties and potential environmental liabilities;

  political developments in Argentina; and

  the risks in the section of this MD&A entitled “Risk Factors”,

any of which may cause our company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Further, although we have attempted to identify factors that could cause actual results, levels of activity, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause results, levels of activity, performance or achievements not to be as anticipated, estimated or intended.

While these forward-looking statements and any assumptions upon which they are based are made in good faith and reflect management’s current judgment regarding the direction of our business, actual results may vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Accordingly, readers should not place undue reliance on forward-looking statements. Except as required by applicable law, including the securities laws of Canada and the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results. All forward-looking statements in this MD&A are qualified by this cautionary statement.

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Resources

This document, and certain reports referred to in this document and filed on our company’s website and the SEDAR site maintained by the Canadian Securities Regulators, have been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of securities laws in effect in the United States. Without limiting the foregoing, this document and the reports referred to herein use the terms “indicated” and “inferred” resources. Investors are advised that, while such terms are recognized and at times required by Canadian securities laws, the U.S. Securities and Exchange Commission (the “SEC”) does not recognize them. Under current United States standards, mineralisation may not be classified as a “reserve” unless the determination has been made that the mineralisation could be economically and legally produced or extracted at the time the reserve determination is made. The Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) defines a mineral reserve as the economically mineable part of a measured or indicated mineral resource as demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. The terms measured resource, indicated resource and related terms are also defined by CIM. As we have not done a preliminary feasibility study, we have not determined whether any of our properties contains a mineral reserve. Before we can evaluate whether any mineral reserve exists on any of our properties, we will be required to spend substantial funds on further drilling and engineering studies. There is a risk that none of our properties contains a mineral reserve.

Investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of an “inferred resource” will ever be upgraded to a higher category. Therefore, investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralisation and resources contained in this document, or in the reports incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC. National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in this document or the reports referred to herein have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and resource information contained herein or in the reports referred to herein may not be comparable to similar information disclosed by U.S. companies.

Overview

We are a junior exploration stage company that has not yet generated or realized any revenues from business operations. We currently hold interests in mineral properties located in the Santa Cruz and Rio Negro provinces of Argentina and in the Province of British Columbia, Canada. All of the surface rights and the mineral exploration licenses with respect to our Argentinean claims are registered in the name of our subsidiary, SCRN Properties Ltd., while all of the mineral tenures with respect to our British Columbia claims are registered in the name of our company. One of the properties located in the Santa Cruz province of Argentina consists of surface rights and a group of claims that we refer to as the Pingüino property and we have concentrated the majority of our exploration efforts on this property.

We began exploration activities at Pingüino in late 2004. Between 2004 and 2009, we completed five phases of exploration, which included 269 diamond drill holes (30,037 metres), 311 trenches, geological mapping, geochemical sampling and geophysical surveys. The exploration data provided sufficient density to interpret the basic structural geology from which a resource estimate was made on nine of the known veins. That phase of work was reported in the National Instrument 43-101 (“NI43-101”) compliant Report “Resource Estimate for the Pingüino Silver, Zinc, Indium, Lead, Gold Occurrence”, dated October 28, 2009 and prepared for us by Moose Mountain Technical Services (“Moose Mountain”).

We subsequently evaluated the data used in the 2009 Moose Mountain resource estimate and undertook scoping-level studies of the mining and processing potential of the property. These evaluations led to the NI 43-101 compliant “Pingüino Property Preliminary Economic Assessment 2011”, dated August 5, 2011, which was also prepared by Moose Mountain Technical Services. It was originally prepared and filed with an effective date of May 6, 2011 but it was updated and re-filed with a new effective date of August 5, 2011.

From 2010 to 2012, we completed three additional exploration programs (Phase VI through VIII), which included 153 diamond drill holes (16,838 metres), 255 reverse circulation drill holes (“RC”) (19,610 metres) and 38,300 metres of trenching, all of which improved the geological interpretation of the vein structures. The phase VI – VIII exploration programs were focused on defining and expanding resources in the oxide and transition zones of known vein systems, and to test identified vein structures having the potential to build resources.

Our third Technical report, titled “Technical Report on the Pingüino Project, Santa Cruz Province, Argentina” was prepared by Mine Development Associates (“MDA”) with an effective date of January 31, 2013. This technical report included our Phase 1 – VIII exploration programs. All of our technical reports comply with the requirements of NI 43-101, all have been filed on SEDAR and all are available on our company’s website.

The resource model in the 2013 technical report prepared by MDA was based on a database of 677 drill holes (66,455 metres), and 744 surface trenches (42,019 metres), all completed between 2004 and 2012 in exploration phases I through VIII. Of the 36 veins drill-tested to date, only eight of our most explored veins (Marta Este, Marta Norte, Marta Centro, Marta Noroeste, Marta Sur, Ivonne, Marta Oeste and Tranquilo) were included in the resource model. We have focused on these eight veins in recent drill programs in an ongoing effort to define near surface high grade silver and gold oxide material.

We also initiated metallurgical studies (ALS Ammtec and G&T Metallurgical Services Ltd.) with the goal of identifying preliminary recoveries of the oxide, transition and sulphide zones, and to further assist in understanding the Pingüino vein system. Highlights included:

  Preliminary heap leach column test work on the oxide samples indicated silver recoveries up to 81% and gold recoveries up to 69% with leaching times of up to 45 days. Silver and gold were still leaching when the tests were terminated, suggesting the potential for recoveries might increase with longer leaching periods.

  Bottle roll test work on oxide samples indicated recoveries up to 95% for silver and up to 94% for gold.

  Flotation of Marta Este and Marta Centro sulphide vein materials resulted in good deportment of the lead and zinc to the respective concentrates at potentially saleable grades.

On August 1, 2012, we appointed Michael Brown as our President and Chief Executive Officer and we appointed Rob Henderson to fill a vacancy on our Board of Directors.

Following discussions with potential strategic partners to advance the development of Pingüino, on December 18, 2012 we received a high-level proposal from Austral Gold to amalgamate with us. On December the 27, 2012 we entered into a non-binding Letter of Intent (“LoI”) to evaluate the potential for a business combination of our company with Austral Gold. On January 14, 2013 our Board of Directors constituted a Special Committee of independent Directors charged with the responsibility to evaluate the proposal from Austral Gold. Effective February 5, 2013, our Special Committee appointed a Financial Advisor and hired an independent legal advisor. Although we have since terminated the LoI, we have recently entered in to a binding term sheet for a $5 million private placement with Austral Gold (see discussion, below). In the term sheet, we have agreed to continue to evaluate a potential merger between the two companies. Also, as a result of our signing the term sheet, our Special Committee provided 30 days’ notice to our financial advisor to terminate the agreement.

As discussed briefly in the preceding paragraph, on March 22, 2013, we signed a Term Sheet with Austral Gold Limited (ASX: AGD) pursuant to which Austral Gold agreed that it or one of its affiliates would purchase, in a private placement, 17,347,866 units (each, a "Unit") at a price of $0.2882 per Unit for gross proceeds of $5,000,000. Each Unit consisted of one common share of our company and one-half of one share purchase warrant (each whole warrant a "Unit Warrant"), and each Unit Warrant entitles the holder to purchase one additional share of our common stock at an exercise price of $0.40 for a period of 60 months from closing. In addition, we agreed to give the purchaser one seat on our Board of Directors, one seat on our technical advisory board, limited anti-dilution rights, the purchaser agreed to an extended hold period (of one year) and both of us agreed to actively consider and discuss a business combination of our company with Austral Gold.

Our current strategy is as follows:

  Advance Pingüino to development/production stage with the assistance of our new strategic partner Austral Gold;

  Explore the synergies of a business combination with Austral Gold;

  Continue low cost exploration on other greenfield projects in the Argentinean provinces of Santa Cruz and Rio Negro;

  Evaluate new opportunities for precious metal opportunities in Latin America.

Our common stock is traded on the TSX Venture Exchange (symbol ATX) and on the OTCQB (symbol AGXMF).

Highlights

  We initiated the drilling component of Phase VIII of our exploration program on February 23, 2012 and completed it on June 1, 2012. The program consisted of 8,410 metres (93 holes) of reverse circulation drilling on high priority vein targets and a total of 2,110 metres (20 holes) of diamond drilling on defined vein systems for metallurgical and in-fill/definition studies. We tested 28 veins, 10 of which were drilled for the first time. Five of the 10 new veins, and eight of the 18 previously drilled veins, showed high grade Au and Ag interceptions and we believe that the rest of the drilled veins could also have some interesting and, in some cases, high grade base metals and indium values. Drill results from these holes are provided below and complete drill results can be found on our website at http://www.argentexmining.com/s/PingüinoExtra.asp?ReportID=478027

  On August 1, 2012, we appointed Michael Brown as our President and Chief Executive Officer and we appointed Rob Henderson to our Board of Directors;

  We issued a new Technical Report prepared by MDA effective January 31, 2013;

  We initiated metallurgical studies;

  On January 14, 2013 our board of directors constituted a Special Committee of its members who are independent and not members of management;

  On March 22, 2013 we signed a binding term sheet for $5,000,000 with Austral Gold Ltd.

Activities on Mineral Projects

Pingüino
Our 100%-owned 10,000 hectare Pingüino property is located within the prolific Deseado Massif, which hosts four operating precious metal mines; it is at the advanced stage with more than 66,489 metres of drilling (in over 677 holes) completed to date. Pingüino is approximately 35 kilometres to the northwest from Anglogold Ashanti’s Cerro Vanguardia silver-gold mine, which is the largest mine in Argentina’s Santa Cruz province.

Mineralisation at Pingüino is spatially associated with a series of near vertical veins, localized by structures, often a metre or more wide and hundreds of metres to some kilometres long. Two different mineralisation types were recognized in the deposit: polymetallic sulphide rich and quartz rich silver-gold veins and breccias. The dominant mineralisation trend is NW, with a minor ENE (east-north-east) component. They are comprised of veins and veinlets, vein stockworks and hydrothermal breccias that carry native gold, silver, electrum, argentite, Ag sulphosalts, sphalerite, galena and chalcopyrite. Metalliferous minerals are less than 10% in volume in quartz veins, and up to 90% or more in sulphide veins. Multiple veins have returned drill results with consistent high grade silver and gold values in near surface oxide mineralisation, indicating the possibility of shallow high grade precious metal zones.

As discussed above in the Overview, MDA prepared a new Technical Report dated January 31, 2013 that included selected exploration results from Phases I through VIII.

Also as discussed in the Overview, we engaged G&T Metallurgical Services of Kamloops, British Columbia to test the metallurgy on our Pingüino project using samples from RC drilling, diamond drilling and trenches. Results from this preliminary metallurgical testing were disclosed in a news release dated February 21, 2013.

The 2012 exploration program had two primary objectives. The first was to improve our understanding of known veins containing precious metals. This included the collection of samples for a metallurgical study on the main mineralisation styles and geological settings of the veins. The metallurgical studies are important in establishing the behaviour of the mineralisation in processing and understanding the likely recovery of the precious and base metals. We intend to use the results to evaluate available options for processing mined material and the potential economic benefit. The second focus of the 2012 drilling program was to test new veins identified through geophysical and geochemical analysis. Ten new veins were prioritized and initially tested.

During our year ended January 31, 2013, we completed the following activities:

  10,520 metre drill program and tested 28 veins, 10 of which were drilled for the first time;

  NI 43-101 Resource Estimate Technical Report of the geological resource at our Pingüino project by Mine Development Associates of Reno, Nevada;

  Metallurgical testing of our Pingüino project from diamond drilling and trench samples by G & T Metallurgical Services of Kamloops, British Columbia.

We initiated the drilling component of Phase VIII of our exploration program on February 23, 2012 and completed it on June 1, 2012. This drill program consisted of 10,520 metres of drilling (113 drill holes) and focused primarily on infill and definition drilling of previously identified vein systems in an effort to maximize the potential expansion of the resource. The second focus of the drilling was to test new veins not previously drilled, but identified as potential targets based on geophysics, geochemistry and trenching where outcrop or sub-crop was identified. In addition, we completed a soil geochemistry grid over the 12 kilometre x 4 kilometre vein field and followed up with an in-house ground magnetometry survey across the system. We then confirmed the soil and magnetometry anomalies with mapping and a combination of 126.6 linear kilometre gradient IP with follow up detailed dipole-dipole IP. The result of these combined exploration tools increased the number of identified vein systems by 37%, from 51 to 70 (112.5 linear kilometres of veins).

The phase VIII trenching program consisted of 193 trenches and targeted new veins or extensions on known veins. The Kalia, CSV, Karina, María and Kimberly veins represent five newly discovered mineralised systems with high-grade Ag-Au anomalies on surface. Three of them, Kalia, Karina and Kimberly, are hosted in veins with an ENE strike, known as the “K” structural system. María is close and parallel to the Marta Este-Marta Oeste vein trends, and CSV has an atypical EW strike. The trenching results from the Tranquilo vein are among the highest silver grades recorded to date at Pingüino.

In addition, we completed regional ground magnetics at Plata León.

Phase VIII DDH Drill Program Review

A total of 2,110 metres (20 holes) of diamond drilling served as in-fill/definition holes on known vein systems while recovering sample material for metallurgical testing. Two separate areas of the Marta Este vein were selected for infill drilling, one in the primary zone and the other in the oxide area. The tested areas (40 metres deep and 20 metres wide) were drilled on a grid of 20 metres by 20 metres, with an additional hole in the middle. Results were in agreement with previous wider spaced holes from the oxide zone, and were better than expected from the primary zone. This may indicate there is potential to locate additional high grade pockets within Marta Este.

Metallurgical Testing

This program was designed to recover metallurgical samples to investigate heap leaching and milling processes. Based on our current concept of project economics, geochemistry and mineralogical characteristics, five major veins were chosen for the sampling:

  Marta Este (Ag-Au quartz-rich vein)
  Marta Norte (Ag quartz-rich vein)
  Marta Centro (Ag-In-Zn-Pb polymetallic vein)
  Ivonne-Ivonne Norte (Au-In-Cu polymetallic vein)
  Tranquilo (Ag-rich quartz vein, with polymetallic vein clasts)

Floatation and Cyanidation Tests

The new diamond drill holes were located in an effort to add new information on each vein for subsequent resource calculations; each new hole was located in the vicinity of previous holes with average silver and gold grades. Holes were selected for both oxide and primary mineralisation so that mill testing could be done on both types of material. An intersection from one historical hole in the Ivonne Norte vein (hole P356-11) was included in the test sample. We retained G&T Metallurgical Services Ltd. of Kamloops, B.C. to conduct preliminary flotation and leaching metallurgical tests on Pingüino mineralisation. In total, 324.52 kg of diamond drill core was sent to the lab, from which two initial composites from Marta Centro and Marta Este were chosen for preliminary bench-scale grinding and flotation studies. Following this preliminary testing, we intend to investigate leaching of the flotation tails. The goal of this testing is to increase overall gold and silver recoveries while getting more information on reagent consumptions.

Heap Leach Testing

The Pingüino deposit has a leached cap and for this reason leach testing will be completed to determine whether heap leaching is a potentially viable processing option. Since column tests for heap leaching require a significant volume of material at a certain particle size, and historical diamond drilling of the leached cap has yielded poor recoveries, we decided to use surface trenches to provide the samples. If we determine that heap leaching is a reasonable processing scenario, more detailed sampling and testing may be done at a later date.

We retained ALS Ammtec of Balcatta, Australia, to conduct metallurgical testing of the oxide mineralisation found at surface at Pingüino. Trench samples of oxide material weighing 1,876.7 kg were delivered in May 2012. The initial testing consisted of bottle roll tests on various sizes of stage crushed product. On the basis of these results only Marta Norte and Tranquilo material was considered suitable for column testing. Two separate trench composites from Marta Norte and Tranquilo at a grind size of <12.7mm were subjected to column testing, as well as a trench sample from Tranquilo at a 50mm grind. If coarse leaching does not prove attractive, we intend to investigate fine grinding and agitated leaching.

As disclosed under “Overview, highlights included:

  Preliminary heap leach column test work on the oxide samples indicated silver recoveries up to 81% and gold recoveries up to 69% with leaching times of 30 to 45 days. Silver and gold were still leaching when the tests were terminated, suggesting the potential for recoveries to increase with longer leaching periods;

  Bottle roll test work on oxide samples indicated recoveries up to 95% for silver and up to 94% for gold;

  Flotation of Marta Este and Marta Centro sulphide vein materials resulted in good deportment of the lead and zinc to the respective concentrates at potentially saleable grades.

Phase VIII RC Drill Program Review

Marta Este (“ME”) Vein

Five Reverse Circulation (“RC”) holes were drilled in the southern part of the ME vein. Four of the holes were focused on extending the oxide zone at the southern end of the vein, and a possible high-grade precious metal extension at depth was tested in the fifth hole. Both targeted areas confirmed the presence of high-grade mineralisation. The oxide zone of the ME vein was extended approximately 80 metres further south, based on assay results from three of the four RC holes drilled. The best results were from hole PR175 12, with 33 m @ 74.97 Ag eq., including 4 m @ 290.3 g/t Ag and 2.80 g/t Au, or 430.09 g/t Ag eq. PR176-12 was drilled to intersect the vein approximately 150 metres below surface and encountered high grade mineralisation down dip from high grade oxide intersections of earlier drilling.

We calculate Silver equivalent (Ag g/t eq.) as the total of Ag and Au in results, expressed in Ag terms, where the Au amount is converted to an equivalent Ag amount. The conversion of Au to Ag is based on the price difference between the Ag $/oz. and the Au $/oz. We use a conservative factor of Au = 50 * Ag. The historical ratio of Au closing price versus Ag daily price (London Fix) from 2002-2011 is 60.3, while for during our second quarter, (May 1-July 31) it was 55.8 (Source: Kitco via wikiposit.org (http://wikiposit.org/uid?KITCO).

Marta Oeste ("MW") Vein

Five RC holes were drilled in the southern part of the MW vein to test the potential for a depth-extension of significant mineralisation encountered in shallow holes completed in 2011. Only one of these holes, PR169-12, is interpreted to have intersected the MW vein, with 3 m @ 539.15 g/t Ag eq. A re-evaluation of the vein structure suggests that the easterly dip seen in its central section may have changed to a westerly dip. This "rolling over" is also interpreted in the northern section of the MW vein. Based on that revised assessment, the southeast section of the vein remains open in both strike and dip.

Marta Noroeste ("MNW") Vein

Five RC holes drilled in the MNW vein focused on extending the vein to the north and south, for a potential total strike length of 1,600 metres. Results from two RC holes confirmed high-grade precious metal mineralisation in each of the southern and northern areas of MNW. These two new areas suggest there may be at least three high-grade zones.

  The central zone, with an approximate strike length of 350 metres, was drilled in previous exploration phases, and remains open at depth and along strike.
  The new southern zone was discovered in PR250-12 and identified 4 m @ 115.3 g/t Ag eq.
  The northern zone was discovered with PR254-12 (7 m @ 170.8 g/t Ag eq., including 2 m @ 469.0 g/t Ag eq.), and based on an interpreted 450 metre strike length, may have potential at depth.

Tranquilo Vein-Fault

Nine RC holes were drilled in the Tranquilo Norte ("TRN"), Tranquilo ("TR") and Tranquilo Sur ("TRS") vein systems. The holes targeted different geochemical and geophysical anomalies along the Tranquilo fault, with two holes identifying silver grades in excess of 60 g/t. Of the six holes collared in the southern part of the TR vein, PR232-12 identified 1 m @ 129.0 g/t Ag, associated within a 2 metre wide polymetallic vein. From the two RC holes at TRS, PR228-12 returned 14 m @ 88.6 g/t Ag, including 4 m @ 121.8 g/t Ag. This hole at TRS is the first important silver discovery in this southern part of the Tranquilo trend.

Kae and Mónica ("MON") Veins

Two RC holes drilled in each of these base metal-rich veins tested for anomalous silver content. The holes confirmed the polymetallic nature of these veins (with high Pb, Zn and indium values, analogous to the Marta Centro vein) but only low-grade silver mineralisation was encountered. These veins remain relatively underexplored.

Karina (“KAR”) Vein

Ten RC holes were drilled at the newly discovered KAR vein. The structure was initially identified with the combination of ground magnetics and soil surveys, and subsequently tested with rock chip sampling and trenching (please refer to our news release dated July 24, 2012 where we reported an intercept of 1 m @ 2,524 g/t Ag and 0.86 g/t Au). The KAR vein has a strike length of about 1,000 metres in three different segments (Karina I to III), and is crosscut and displaced by the northwest-oriented veins: Marta Noroeste and Savary.

The vein was drilled in the centre and eastern segments and intersected significant mineralisation in both. The best intersection from PR219-12 includes 2 m @ 1,459.5 g/t Ag and 1.17 g/t Au (1,517.9 g/t Ag eq.) Holes PR206-12, PR210-12 and PR218-12 did not intersect KAR III, which we interpret as being closer to an E-W strike than expected.

Florencia (“FLO”) Vein

The FLO vein, a sub-cropping structure also discovered by geophysics, was drill tested by two RC holes. Hole PR245-12, drilled at the eastern end, intercepted 3 branches of the vein, with two of these returning good precious metal grades (1m @ 168.25 g/t Ag eq. and 1m @ 119.40 g/t Ag eq.). The second hole, PR247-12, was drilled on a northerly azimuth in the western section as a scissor, but didn’t intersect the vein which, it appears, dipped to the north.

We believe FLO has good potential for high-grade precious metals, noting its proximity to the Marta Este and Marta Oeste veins, where significant Ag and Au values have previously been reported.

María (“MIA”), Trinda (“TRI”) and Kimberly (“KIM”) Veins

The MIA, TRI and KIM untested geophysical anomalies were each tested with one RC drill hole. Although these holes did not return significant assays, we believe these veins warrant further exploration based on the nature of the geophysical anomalies.

CSV Vein Group

Ten RC holes were drilled into the CSV veins after a group of parallel structures was discovered with a combination of soil surveys and gradient IP, and subsequently tested with trenches where 2 m @ 1,029 g/t Ag and 1.80 g/t Au was reported. The CSV vein structures do not outcrop, as they are obscured mainly by recent sediments.

The CSV group of veins consists of three main structures, discovered to date:

1)

CSV Norte: strike length of >550 metres and divided into two main sectors: west area dipping to the south (parallel to Karina vein) and merging with Savary vein, and the east area dipping to the north. The best intercept discovered to date is PR182-12, 2 m @ 564.2 g/t Ag eq. from 19m depth;

2)

CSV: group of quartz and oxide veinlets with a minimum strike length of 100 metres and two branches dipping north. The best intercept discovered to date is PR216-12, 1 m @ 1069.45 g/t Ag eq. from 1m depth; and

3)	CSV Sur: strike length of about 350 metres and also two branches dipping north. The best intercept discovered to date is PR246-12, 2 m @ 509.53 g/t Ag eq. from 31m depth.

All of the vein structures have an east-west strike and contain anomalous precious metals, particularly in silver, accompanied by elevated values in base metals and indium. These unexposed east-west striking high-grade structures are the first of their type to be found at Pingüino.

Kalia (“KAL”) Vein

Four RC holes were drilled into the KAL vein as a follow up to encouraging results from trenching of soil anomalies where 1 m @ 175 g/t Ag and 3.06 g/t Au was reported.

KAL is a silver-bearing polymetallic vein, analogous to the Marta Centro (Ag-Au-Zn-Pb-In) vein type. Precious metal mineralisation was intercepted in all holes, ranging from 1 m @ 52.92 g/t Ag eq. to 2 m @ 249 g/t Ag, 0.74 g/t Au, 16.48% Pb, 5.11% Zn and 17.7 g/t indium. KAL is open along strike and at depth and, based on results to date, we believe it may hold good potential for precious and base metals.

Pamela (“PAM”) and Aurora (“AUR”)

The recently discovered PAM and AUR veins are located at the southern part of the Pingüino project. Both veins are characterised by a considerable strike length (>2 km), high relief due to the high silica content, and distribution in multiple parallel branches. The first set of exploratory RC holes on each vein targeted chargeability anomalies outlined by the Phase VIII IP program.

Three RC holes drilled at PAM identified two parallel veins. Holes PR234-12 and PR235-12 encountered anomalous silver and base metals in the west dipping western vein. Two RC holes were drilled at the two different branches of the AUR vein and identified base metal and silver grades in the eastern branch. Hole PR231-12 assayed 49.2 g/t Ag and close to 5% combined Pb+Zn over a 2 metre intersection. The AUR vein is an east dipping structure that can be compared to the nearby polymetallic Tranquilo vein. We believe the PAM and AUR veins warrant further exploration to assess their potential for precious and base metals in higher-grade zones along their extensive strike length.

Savary (“SAV”) Vein

SAV vein is a precious metals target with an interpreted strike length of over 3.7 kilometres. Nine shallow RC holes tested anomalous ground magnetics and structurally favourable areas at the intersections of Savary with crosscutting "K system" veins: Kasia, Kimsia, Kimberly, Karina and Karina Norte. Drill results revealed three high-grade precious metal zones along the vein. We interpret these to be structurally controlled by the intersections of the Savary structure with Kimsia, Karina III/CSV veins, with the section bound by the two branches of the south part of Savary III. These intersections are all open at depth. The Savary I segment is important for its apparent continuity based on drilling to date and for its potential volume of mineralisation. The Savary II area appears to present a structurally favourable setting for high-grade mineralisation. The high-grade precious metals encountered in PR224-12, with values up to 30 m @ 192 g/t Ag and 3.65 g/t Au, including two high-grade mineralised structures: a silver-rich one with 3 m @ 1,156.3 g/t Ag and 3.63 g/t Au; and a gold-rich one with 5 m @ 355.2 g/t Ag and 18.66 g/t Au, support this assumption. This hole suggests that intersections of the K vein systems, striking ENE, against the NW striking SAV vein system could provide a favourable setting for high-grade mineralisation.

Marta Sur (“MS) Vein

Ten exploratory RC holes targeted previously identified high-grade areas along the two kilometre-long MS vein. Based on detailed ground magnetics, three anomalous areas (South, Central and North) were defined. The North zone, with a different (NNW) strike, had not been previously tested. Wide intervals of high-grade precious metal values were intersected at the southern anomaly with hole PR177-12 (19 m @ 272.5 g/t Ag and 0.41 g/t Au, including 5 m @ 767.2 g/t Ag and 0.57 g/t Au) and hole PR202-12 (21 m @ 109.9 g/t Ag and 0.26 g/t Au, including 4 m @ 313.3 g/t Ag and 0.63 g/t Au). These holes, together with results from the 2011 Phase VII drill program, indicate a high-grade precious metal system with a strike length of approximately 350 metres. This is the first high-grade area found at this large and thick quartz vein, and suggests that additional high-grade precious metal values may exist at depth.

Silvia (“SIL”) Vein

SIL is a very long structure, having a strike length of approximately 4.5 kilometres. It had just two holes drilled in previous exploration phases. The central area is outlined by both anomalous ground magnetics and gradient IP and was tested with four RC exploration holes. The drilling reported high-grade precious metal values, along with high-grade base metal values for the two northern holes --- 2 m @ 286.5 g/t and Ag 0.88 g/t Au in hole PR180-12 and 4 m @ 131.1 g/t Ag and 0.39 g/t Au in hole PR240-12. These two holes suggest the presence of a new high-grade area at SIL with a potential strike length of 450 metres.

There can be no assurance that future exploration will reveal any significant amounts of gold or other minerals in quantities sufficient to justify the development of a mine or the conduct of mining operations.

Complete trenches and drill results received during the year are as follows:

Phase VII Trenching Results

Vein	Trench	Start [m]	End [m]	Length [m] [1]	Ag [g/t]	Au [g/t]	In [g/t]	Cu [%]	Pb [%]	Zn [%]	Ag eq(1) [g/t]
Kalia	KAL-24-11_C	4.40	16.90	12.50	23.40	0.44	6.0	0.03	0.32	0.11	45.20
	including	2.90	13.90	1.00	175.00	3.06	61.9	0.14	0.96	0.36	328.05
	KAL-32-11 (I)	205.00	210.00	5.00	99.80	0.09	1.6	0.04	1.18	0.35	104.15
	including	207.50	209.00	1.50	285.30	0.25	5.4	0.08	2.68	0.48	298.05
	KAL-34-11	46.00	52.90	6.90	42.20	0.66	5.5	0.02	0.44	0.16	75.02
	including	48.00	49.90	1.90	97.90	1.86	18.0	0.04	1.17	0.19	190.89
CSV	CSV-07-11 (I)	72.00	74.00	2.00	1,029.00	1.8	13.3	0.04	0.21	0.11	1,119.01
	CSV-07-11 (II)	26.50	28.50	2.00	446.60	0.55	2.2	0.02	0.22	0.09	474.06
	CSV-01-11	58.00	59.00	1.00	80.00	1.22	0.7	0.02	0.22	0.1	141.00
Karina	SAV-31-11 (IV)	347.00	355.00	8.00	336.20	0.18	1.8	0.04	0.81	0.04	345.40
	including	352.00	353.00	1.00	2,524.00	0.86	3.1	0.11	2.33	0.09	2,567.15
Karina	KAR-03-11 (I)	35.00	36.00	1.00	206.00	1.09	6.6	0.03	5.53	0.05	260.50
	KAR-03-11 (II)	56.50	57.50	1.00	211.00	0.46	5.9	0.02	0.54	0.02	233.75
	KAR-06-11 (I)	11.50	13.50	2.00	133.00	0.01	-	0.02	0.19	0.01	133.60
CSV-KAR	SAV-37-11	120.50	126.50	6.00	65.90	1.73	7.3	0.04	0.12	0.1	152.66
Savary	SAV-11-11	33.30	38.30	5.00	18.10	1.63	11.7	0.02	0.2	0.26	99.54
	including	33.30	35.30	2.00	13.50	3.96	9.0	0.03	0.29	0.51	211.25
	SAV-17-11	33.50	43.50	10.00	14.70	1.79	29.4	0.03	0.54	0.19	104.20
	including	37.50	40.00	2.50	51.50	6.55	82.4	0.05	1.75	0.23	378.93
	SAV-25-11	48.00	53.00	5.00	46.70	0.92	22.7	0.02	1.81	0.09	92.57
	including	52.00	53.00	1.00	172.00	2.66	60.0	0.06	6.18	0.13	305.20
	SAV-48-11	58.00	67.50	9.50	47.10	0.13	1.0	0.02	0.37	0.03	53.58
	including	64.00	65.50	1.50	196.00	0.45	2.2	0.03	1.06	0.07	218.70
Savary- CSV	SAV-31-11 (I)	103.00	115.00	12.00	36.40	0.89	12.2	0.1	0.7	0.13	81.17
	including	109.00	111.00	2.00	98.90	1.96	30.5	0.3	1.28	0.36	197.02
	SAV-33-11	152.50	155.50	3.00	96.30	2.38	18.4	0.02	0.73	0.1	215.03
	SAV-35-11 (I)	127.00	144.00	17.00	53.20	0.74	3.7	0.02	0.47	0.1	90.40
María	MIA-12-11	37.80	47.50	9.70	45.50	0.22	3.6	<0.01	0.12	0.02	56.57
	including	40.80	41.80	1.00	191.00	1.08	4.0	0.01	0.25	0.02	245.00
Kimberly	KIM-73-11	8.50	38.00	29.50	15.60	0.16	1.9	0.02	0.39	0.09	23.58
	including	10.50	12.50	2.00	89.00	0.8	2.0	0.03	0.07	0.08	128.95
Tranquilo	TR-145-12	25.50	39.00	13.50	1,086.80	0.11	0.1	0.18	0.37	0.07	1,092.28
	including	30.50	37.00	6.50	2,215.90	0.18	0.2	0.31	0.7	0.13	2,225.01
	and including	33.50	36.00	2.50	4,709.60	0.3	0.3	0.33	0.84	0.13	4,724.81
Ivonne Sur	IVS-14-11	163.90	167.30	3.40	83.50	3.55	20.7	0.06	0.14	0.42	261.19

Vein	Trench	Start [m]	End [m]	Length [m]1	Ag [g/t]	Au [g/t]	In [g/t]	Cu [%]	Pb [%]	Zn [%]	Ag eq(1) [g/t]
Ivonne	IVO-01-11	10.10	25.20	15.10	6.80	0.64	6.8	0.01	0.05	0.02	39.05
	including	16.10	21.10	5.00	12.20	1.64	5.8	0.02	0.06	0.02	94.02
	IVO-05-11	23.90	39.40	15.50	15.70	0.47	15.4	0.03	0.2	0.09	39.47
	including	24.90	28.40	3.50	50.60	0.88	37.7	0.04	0.62	0.12	94.51
	IVO-06-11	19.10	33.30	14.20	41.30	0.9	10.4	0.06	0.45	0.05	86.18
	including	22.10	24.30	2.20	211.30	2.47	30.5	0.12	1.69	0.09	334.85
	IVO-07-11	13.40	21.80	8.40	45.30	0.48	9.2	0.02	0.72	0.1	69.55
	including	20.50	21.80	1.30	78.40	1.13	8.0	0.04	0.64	0.11	134.75
	IVN-01-11	15.20	33.00	17.80	8.20	0.55	14.4	0.02	0.09	0.13	35.46
	including	19.20	21.70	2.50	20.70	2.07	21.4	0.04	0.08	0.4	124.11
Ivonne Norte	IVN-03-11	29.10	37.70	8.60	5.70	1.1	6.4	<0.01	0.29	0.03	60.48
	including	32.10	33.70	1.60	20.10	3.91	15.2	0.02	0.91	0.06	215.81
	IVN-07-11	50.90	66.20	15.30	18.00	0.48	32.0	0.02	0.12	0.13	42.14
	including	53.90	55.20	1.30	45.00	1.66	75.1	0.03	0.25	0.36	127.82
	and including	63.40	65.20	1.80	80.00	1.45	22.1	0.02	0.12	0.14	152.39
Sonia	SON-07-11	34.10	40.10	6.00	75.90	0.41	66.7	0.08	0.33	0.1	96.47
	SON-25-11	149.00	150.20	1.20	329.00	1.98	6.0	0.02	0.2	0.07	428.08

(1)

We calculate Silver equivalent (Ag g/t eq.) as the total of Ag and Au in results, expressed in Ag terms, where the Au amount is converted to an equivalent Ag amount. The conversion of Au to Ag is based on the price difference between the Ag $/oz. and the Au $/oz. We use a conservative factor of Au = 50 * Ag. The historical ratio of Au closing price versus Ag daily price (London Fix) from 2002-2011 is 60.3, while for during our second quarter, (May 1-July 31) it was 55.8 (Source: Kitco via wikiposit.org (http://wikiposit.org/uid?KITCO).

Phase VIII DDH drilling results

Vein	Drill Hole	Start	End	Length	Ag [g/t]	Au [g/t]	In [g/t]	Cu [%]	Pb [%]	Zn [%]	Ag eq(1) [g/t]
Marta Este	P403-12	9.80	35.75	25.95	46.0	0.35	0.7	<0.01	0.09	0.01	63.43
	including	16.90	25.10	8.20	102.9	0.87	1.5	<0.01	0.12	0.02	146.44
	and including	24.00	25.10	1.10	517.5	4.19	6.2	0.03	0.12	0.05	726.87
	P404-12	20.00	47.80	27.80	85.4	0.37	1.0	<0.01	0.21	0.04	103.82
	including	31.15	33.75	2.60	651.8	2.34	5.2	0.02	0.30	0.06	768.76
	P405-12	34.75	48.50	13.75	688.8	2.01	7.0	0.06	0.25	0.09	789.04
	including	40.12	45.50	5.38	1,703.5	4.60	13.1	0.07	0.32	0.14	1,933.71
	P406-12	12.90	69.15	56.25	176.6	0.57	1.8	0.01	0.07	0.04	205.24
	including	54.35	67.15	12.80	699.4	1.43	7.4	0.04	0.14	0.09	770.96
	and including	57.65	61.75	4.10	1,959.3	3.23	9.0	0.06	0.22	0.13	2,120.97
	P407-12	15.70	71.85	56.15	77.8	0.37	0.6	0.01	0.10	0.05	96.41
	including	61.90	67.60	5.70	643.8	2.11	1.7	0.07	0.18	0.12	749.14
	P408-12	85.46	125.08	39.62	251.5	1.39	1.1	0.02	1.32	1.46	321.17
	including	109.60	125.08	15.48	609.5	3.47	2.0	0.04	2.63	2.91	773.11
	and including	115.94	122.07	6.13	1,178.7	8.10	1.9	0.08	3.59	2.96	1,583.83
	P409-12 (I)	56.92	58.33	1.41	49.7	0.67	1.6	0.01	1.52	2.13	83.13
	P409-12 (II)	92.85	130.35	37.50	271.0	0.76	0.5	0.02	1.64	1.33	309.06
	including	112.61	125.45	12.84	746.5	1.88	0.9	0.04	4.04	2.70	840.41
	and including	118.15	124.40	6.25	1,400.8	3.40	1.0	0.06	6.29	4.17	1,570.80
	P410-12	112.00	141.90	29.90	122.3	0.33	1.4	0.01	1.16	1.40	138.59
	including	130.25	136.80	6.55	457.2	0.84	4.2	0.04	4.05	3.96	499.46

Vein	Drill Hole	Start	End	Length	Ag [g/t]	Au [g/t]	In [g/t]	Cu [%]	Pb [%]	Zn [%]	Ag eq(1) [g/t]
Marta Este	P411-12	118.75	144.88	26.13	26.4	0.16	0.3	<0.01	0.30	0.72	34.48
	including	131.53	133.50	1.97	79.5	0.61	1.6	0.01	1.34	1.08	109.87
	P412-12	85.65	154.40	68.75	29.8	0.11	0.4	<0.01	0.25	0.35	35.45
	including	131.65	146.75	15.10	116.0	0.33	1.3	0.01	0.77	1.20	132.56
	and including	142.65	146.75	4.10	331.4	0.68	1.0	0.04	1.25	2.73	365.61
	P413-12	139.72	165.10	25.38	75.2	0.28	0.6	0.02	0.99	1.42	89.26
	including	150.72	155.38	4.66	293.5	0.56	1.4	0.04	3.51	4.75	321.59
Marta Centro	P414-12	142.00	169.20	27.20	26.3	0.14	21.2	<0.01	0.64	2.24	33.22
	including	162.50	169.20	6.70	58.4	0.31	68.2	0.02	1.43	6.18	74.05
	P415-12	14.80	31.55	16.75	132.8	2.09	13.6	0.01	0.25	0.07	237.15
	including	19.70	27.90	8.20	146.4	3.99	14.3	0.02	0.19	0.09	345.78
	and including	21.50	25.00	3.50	184.5	5.61	10.9	0.02	0.16	0.10	464.80
Yvonne Norte	P416-12	17.00	26.85	9.85	46.6	1.97	44.4	0.18	0.28	0.64	145.17
	including	19.90	21.35	1.45	200.1	5.64	90.1	0.40	0.57	0.58	482.02
	and including	24.80	26.38	1.58	48.3	6.62	57.3	0.33	0.10	0.48	379.28
	P422-12	9.55	19.20	9.65	12.2	1.01	4.8	0.04	0.19	0.09	62.75
	including	11.00	13.30	2.30	31.2	3.16	8.1	0.06	0.52	0.13	189.09
Tranquillo	P419-12	38.00	45.40	7.40	75.8	0.04	0.1	0.08	0.38	0.06	77.84
	including	41.65	43.83	2.18	149.0	0.10	0.1	0.10	0.53	0.04	153.99
	P420-12	117.15	135.06	17.91	70.9	0.03	0.1	0.04	0.83	0.52	72.53
	including	131.87	133.50	1.63	264.0	0.07	0.2	0.11	2.60	2.49	267.36
Marta Norte	P417-12	1.42	16.00	14.58	>404.8	0.13	0.0	0.03	0.12	0.02	>411.5
	including	2.42	5.60	3.18	>1,491.7	0.15	0.0	0.04	0.23	0.02	>1,499.3
	P417-12	1.42	16.00	14.58	0.05	0.25	532.20	0.04	0.15	0.02	544.67 (2)
	P417-12	3.42	6.00	2.58	0.15	0.88	2,208.75	0.07	0.33	0.04	2,252.55 (2)
	P418-12	46.70	64.80	18.10	533.4	0.32	0.0	0.05	0.19	0.10	549.30
	including	46.70	56.80	10.10	934.5	0.50	0.0	0.08	0.24	0.09	959.59
	and including	46.70	53.50	6.80	1,210.3	0.57	0.0	0.11	0.32	0.11	1,238.94
	P421-12	60.00	68.75	8.75	235.9	0.21	0.0	0.04	0.44	0.48	246.18
	including	64.50	68.75	4.25	432.6	0.32	0.0	0.03	0.30	0.49	448.54

(1)

We calculate Silver equivalent (Ag g/t eq.) as the total of Ag and Au in results, expressed in Ag terms, where the Au amount is converted to an equivalent Ag amount. The conversion of Au to Ag is based on the price difference between the Ag $/oz. and the Au $/oz. We use a conservative factor of Au = 50 * Ag. The historical ratio of Au closing price versus Ag daily price (London Fix) from 2002-2011 is 60.3, while for during our second quarter, (May 1-July 31) it was 55.8 (Source: Kitco via wikiposit.org (http://wikiposit.org/uid?KITCO).

(2)	Revised results subsequent to issuance of results in news release issued on July 27, 2012.

Phase VIII RC drilling results

Vein	Drill Hole	Start	End	Length	Ag [g/tne]	Au [g/tne]	Cu [%]	Pb [%]	Zn [%]	In [g/tne]	Ag [g/tne] (1)
Marta Este	PR174-12	7.00	30.00	23.00	21.5	0.24	<0.01	0.13	0.03	1.6	33.61
	including	13.00	14.00	1.00	130.0	0.26	<0.01	0.08	0.03	1.1	142.82
	PR175-12	13.00	46.00	33.00	51.9	0.46	<0.01	0.14	0.03	0.4	74.97
	including	40.00	44.00	4.00	290.3	2.80	0.02	0.36	0.06	1.3	430.09
	PR172-12	20.00	31.00	11.00	21.6	0.43	<0.01	0.14	0.06	0.2	42.90
	PR173-12	36.00	42.00	6.00	117.6	2.27	<0.01	0.09	0.07	0.3	231.13
	including	38.00	40.00	2.00	281.5	5.62	0.02	0.12	0.12	0.3	562.33
	PR176-12	78.00	198.00	120.00	40.2	0.12	<0.01	0.28	0.23	0.5	46.04
	including	84.00	95.00	11.00	73.2	0.11	<0.01	0.23	0.13	0.6	78.91
	including	144.00	149.00	5.00	148.1	0.27	0.02	1.34	0.86	2.0	161.40

Vein	Drill Hole	Start	End	Length	Ag [g/tne]	Au [g/tne]	Cu [%]	Pb [%]	Zn [%]	In [g/tne]	Ag [g/tne] (1)
Marta Oeste	PR170-12 (I)	37.00	40.00	3.00	41.6	0.90	0.01	1.56	0.85	6.8	86.55
	PR170-12 (II)	80.00	95.00	15.00	28.3	0.21	<0.01	0.53	1.82	12.0	38.62
	including	90.00	93.00	3.00	54.8	0.23	0.02	1.15	3.36	16.7	66.12
	PR167-12	65.00	67.00	2.00	45.5	0.45	<0.01	0.21	0.19	8.3	67.75
	PR169-12	33.00	113.00	80.00	55.0	0.18	<0.01	1.27	0.83	7.9	64.16
	including	48.00	64.00	16.00	168.6	0.49	0.02	4.08	1.41	24.4	193.26
	and including	49.00	52.00	3.00	495.0	0.88	0.02	10.63	0.11	33.5	539.15
	including	92.00	95.00	3.00	198.6	0.64	0.03	3.45	6.94	37.7	230.40
	PR168-12	74.00	88.00	14.00	30.5	0.23	<0.01	0.49	1.48	33.8	42.06
	including	78.00	79.00	1.00	90.4	0.04	0.02	1.85	2.70	68.5	109.85
	PR171-12 (I)	61.00	64.00	3.00	24.1	0.37	<0.01	0.84	1.41	14.0	42.40
	PR171-12 (II)	148.00	151.00	3.00	13.8	0.80	0.03	0.11	1.29	55.2	53.87
KAE	PR195-12 (I)	50.00	52.00	2.00	26.3	0.01	0.02	0.23	3.31	88.4	26.65
	PR195-12 (II)	72.00	73.00	1.00	35.8	0.00	<0.01	1.42	2.06	2.1	35.84
	PR196-12	62.00	65.00	3.00	26.7	0.08	0.02	1.40	4.39	14.4	30.70
Monica	PR198-12	70.00	71.00	1.00	14.1	0.03	0.01	0.86	2.08	2.5	15.38
	PR199-12	34.00	35.00	1.00	34.2	0.05	0.02	1.21	0.02	16.9	36.67
Tranquilo	PR227-12	36.00	41.00	5.00	36.4	0.01	<0.01	0.02	0.07	0.0	36.77
	including	37.00	38.00	1.00	60.0	0.01	0.01	0.02	0.14	0.0	60.73
	PR232-12 (I)	11.00	13.00	2.00	33.3	0.01	0.41	5.79	0.26	0.1	33.89
	PR232-12 (II)	26.00	34.00	8.00	31.5	0.01	0.03	0.18	0.14	0.0	31.80
	PR244-12	33.00	34.00	1.00	0.3	0.03	<0.01	0.00	0.01	0.0	1.66
	PR233-12	8.00	9.00	1.00	0.2	0.03	<0.01	0.00	0.01	0.0	1.76
	PR165-12	25.00	27.00	2.00	21.0	0.23	0.03	0.41	0.39	0.0	32.33
	PR251-12	47.00	48.00	1.00	1.0	0.06	<0.01	0.02	0.03	0.0	3.87
Tranquilo South
	PR229-12	50.00	51.00	1.00	20.3	0.00	0.03	0.06	0.08	0.0	20.41
	PR228-12	10.00	43.00	33.00	57.7	0.00	0.07	0.07	0.11	0.0	57.76
	including	24.00	38.00	14.00	88.6	0.00	0.09	0.03	0.15	0.0	88.70
	and incl.	27.00	31.00	4.00	121.8	0.00	0.12	0.04	0.20	0.0	121.78
Tranquilo North	PR166-12	67.00	68.00	1.00	9.8	0.04	<0.01	0.00	0.01	0.0	11.67
Marta Noroeste	PR163-12	22.00	23.00	1.00	2.3	0.41	<0.01	0.00	0.20	0.1	22.55
	PR250-12	36.00	52.00	16.00	43.2	0.17	<0.01	0.13	0.02	0.1	51.64
	including	47.00	51.00	4.00	99.6	0.31	<0.01	0.22	0.03	0.3	115.28
	PR164-12	23.00	27.00	4.00	1.0	0.80	<0.01	0.01	0.02	0.0	40.94
	including	26.00	27.00	1.00	0.6	1.55	<0.01	0.01	0.03	0.0	78.30
	PR254-12	55.00	85.00	30.00	32.5	0.36	<0.01	0.03	0.01	0.0	50.51
	including I	57.00	64.00	7.00	105.9	1.30	0.01	0.13	0.02	0.0	170.80
	and including	58.00	60.00	2.00	299.0	3.40	0.02	0.24	0.03	0.0	469.00
	including II	81.00	82.00	1.00	76.9	0.64	0.01	0.02	0.02	0.1	108.95
	PR253-12	75.00	82.00	7.00	29.0	0.10	<0.01	0.00	0.01	0.0	34.20
Karina	PR223-12	4.00	53.00	49.00	51.0	0.23	0.01	0.60	0.05	1.2	62.52
	including	17.00	26.00	9.00	186.6	0.64	0.03	1.19	0.06	4.0	218.48
	and including	18.00	19.00	1.00	762.0	3.99	0.13	6.42	0.26	26.3	961.60
	PR220-12	29.00	40.00	11.00	71.2	0.11	<0.01	0.15	0.24	0.8	76.75
	including	34.00	35.00	1.00	462.0	0.73	0.03	0.44	0.21	0.5	498.50
	PR222-12	24.00	38.00	14.00	47.8	0.42	0.01	0.70	0.05	6.5	68.78
	including	24.00	25.00	1.00	107.0	1.27	0.01	0.58	0.06	0.7	170.50

Vein	Drill Hole	Start	End	Length	Ag [g/tne]	Au [g/tne]	Cu [%]	Pb [%]	Zn [%]	In [g/tne]	Ag [g/tne] (1)
Karina	PR210-12	1.00	3.00	2.00	36.9	0.16	<0.01	0.18	0.04	0.5	44.91
	PR221-12	33.00	60.00	27.00	31.1	0.19	<0.01	0.27	0.02	1.6	40.74
	Including	41.00	42.00	1.00	113.0	0.63	<0.01	0.29	0.01	4.3	144.40
	PR219-12	45.00	56.00	11.00	290.1	0.23	0.02	0.56	0.72	4.0	301.58
	Including	45.00	47.00	2.00	1,459.5	1.17	0.06	2.25	2.82	20.1	1,517.90
	PR218-12	51.00	52.00	1.00	1.8	0.07	<0.01	0.01	0.04	0.0	5.35
	PR194-12	2.00	55.00	53.00	21.8	0.31	<0.01	0.18	0.04	0.7	37.12
	Including	26.00	43.00	17.00	52.3	0.51	0.01	0.17	0.05	1.3	77.98
	and including	30.00	32.00	2.00	166.5	0.76	0.02	0.15	0.07	1.0	204.57
	PR206-12	24.00	25.00	1.00	7.4	0.00	<0.01	0.00	0.16	0.0	7.43
	PR190-12 (I)	33.00	47.00	14.00	45.2	0.35	0.01	0.50	0.19	1.9	62.79
	Including	44.00	46.00	2.00	148.9	1.39	0.03	0.88	0.42	8.4	218.15
	PR190-12 (II)	52.00	67.00	15.00	38.2	0.29	<0.01	0.15	0.07	0.9	52.90
	Including	60.00	64.00	4.00	76.4	0.95	<0.01	0.07	0.05	1.1	124.10
Florencia	PR247-12	28.00	30.00	2.00	35.1	0.21	<0.01	0.39	0.04	5.2	45.54
	PR245-12 (I)	19.00	32.00	13.00	35.3	0.23	<0.01	0.12	0.02	1.3	46.56
	including	23.00	24.00	1.00	144.00	0.49	<0.01	0.25	0.03	2.4	168.25
	PR245-12 (II)	41.00	52.00	11.00	27.0	0.08	<0.01	0.64	0.11	4.6	30.88
	including	48.00	49.00	1.00	108.00	0.23	<0.01	1.49	0.05	14.4	119.40
	PR245-12 (III)	59.00	66.00	7.00	33.9	0.08	<0.01	0.50	0.26	0.4	38.00
	including	62.00	63.00	1.00	69.9	0.08	0.01	0.98	0.36	0.3	73.87
Maria	PR248-12	9.00	10.00	1.00	8.0	0.03	<0.01	0.22	0.06	0.1	9.28
Trinda	PR181-12	75.00	78.00	3.00	35.6	0.31	0.09	0.25	0.25	0.0	51.05
Kimberly	PR242-12	53.00	54.00	1.00	24.4	0.00	0.03	0.58	0.24	0.1	24.58
CSV	PR216-12 (I)	0.00	12.00	12.00	0.45	106.2	0.01	0.27	0.07	1.1	128.48
	including	1.00	2.00	1.00	0.95	1022.0	0.03	1.04	0.15	4.8	1069.45
	PR216-12 (II)	65.00	121.00	56.00	0.15	36.4	<0.01	0.21	0.58	1.5	43.64
	including	65.00	69.00	4.00	0.39	96.0	0.01	0.93	2.35	2.6	115.39
	including	102.00	105.00	3.00	0.62	149.6	0.06	0.41	1.60	4.9	180.67
	PR217-12	67.00	69.00	2.00	0.05	33.1	<0.01	0.18	0.32	0.2	35.39
	PR246-12	31.00	39.00	8.00	0.16	136.8	0.01	0.58	0.64	7.0	144.97
	including	31.00	33.00	2.00	0.46	486.5	0.03	1.76	1.89	3.7	509.53
	PR249-12	13.00	23.00	10.00	0.11	37.2	<0.01	0.29	0.03	1.3	42.53
	including	16.00	17.00	1.00	0.45	179.0	<0.01	0.63	0.08	2.7	201.70
	PR184-12	92.00	93.00	1.00	0.00	0.7	<0.01	0.00	0.01	0.1	0.78
	PR182-12	10.00	101.00	91.00	0.17	37.2	<0.01	0.68	0.18	3.2	45.84
	including I	19.00	35.00	16.00	0.52	91.0	0.01	2.52	0.03	9.2	116.92
	and including	19.00	21.00	2.00	2.59	434.5	0.04	13.87	0.04	38.5	564.20
	including II	75.00	86.00	11.00	0.27	106.8	<0.01	0.23	0.26	2.9	120.08
	and including	76.00	78.00	2.00	0.70	394.5	0.02	0.27	0.23	1.5	429.45
	PR211-12	65.00	72.00	7.00	0.10	31.2	<0.01	0.34	1.38	1.6	36.09
	including	66.00	67.00	1.00	0.27	99.0	0.01	0.47	3.21	4.8	112.25
	PR191-12	29.00	47.00	18.00	0.10	43.7	<0.01	0.16	0.18	1.5	48.74
	including	37.00	39.00	2.00	0.40	185.5	0.02	0.30	0.26	1.0	205.56
	PR185-12	53.00	54.00	1.00	1.19	11.8	<0.01	0.13	2.04	0.8	71.15

Vein	Drill Hole	Start	End	Lengt h	Ag [g/tne]	Au [g/tne]	Cu [%]	Pb [%]	Zn [%]	In [g/tne]	Ag [g/tne] (1)
Kalia	PR239-12	39.00	46.00	7.00	0.11	32.6	0.02	0.47	2.31	11.8	38.22
	including	43.00	44.00	1.00	0.44	158.0	0.13	1.92	10.72	61.0	180.16
	PR236-12	52.00	65.00	13.00	0.13	50.2	0.04	3.16	1.17	3.3	56.56
	including	58.00	60.00	2.00	0.74	249.0	0.20	16.48	5.11	17.7	286.10
	PR238-12	66.00	67.00	1.00	0.70	40.3	0.01	1.00	1.40	1.2	75.15
	PR237-12	112.00	113.00	1.00	0.12	47.0	0.02	1.70	2.72	1.2	52.92
Pamela	PR234-12	28.00	29.00	1.00	0.02	45.2	0.10	0.49	0.05	0.0	46.01
	PR178-12	3.00	4.00	1.00	0.00	2.4	<0.01	0.01	0.02	0.1	2.53
	PR235-12	50.00	54.00	4.00	0.00	31.6	0.14	0.21	0.13	0.0	31.70
Aurora	PR230-12	19.00	20.00	1.00	0.01	1.5	0.01	0.00	0.00	0.0	1.75
	PR231-12	49.00	51.00	2.00	0.00	49.2	0.11	2.53	2.28	0.0	49.18
Marta Sur	PR205-12(l)	27.00	30.00	3.00	0.41	272.5	<0.01	0.82	0.21	0.0	34.04
	PR205- 12(ll)	43.00	55.00	12.00	0.04	21.5	<0.01	0.02	0.04	0.0	23.25
	PR204-12	45.00	49.00	4.00	0.01	40.4	0.01	0.39	0.08	0.1	41.10
	PR203-12	78.00	80.00	2.00	0.71	13.8	<0.01	0.17	0.62	0.1	49.53
	PR177-12	39.00	58.00	19.00	0.41	272.5	<0.01	0.82	0.21	0.4	292.94
	including	47.00	58.00	11.00	0.36	439.7	<0.01	0.76	0.34	0.4	457.73
	and including	47.00	52.00	5.00	0.57	767.2	<0.01	1.23	0.02	0.5	795.46
	PR202-12	47.00	68.00	21.00	0.26	109.9	<0.01	0.65	0.49	0.4	123.08
	including	52.00	56.00	4.00	0.63	313.3	<0.01	1.43	0.01	0.6	344.98
	and including	66.00	68.00	2.00	0.21	242.5	<0.01	0.23	0.28	0.2	253.12
	PR188-12	24.00	25.00	1.00	0.03	38.6	<0.01	0.14	0.12	1.2	40.07
	PR201-12	29.00	44.00	15.00	0.07	26.5	0.01	0.27	0.47	0.9	29.83
	PR186-12 (I)	61.00	70.00	9.00	0.29	14.1	<0.01	0.31	1.50	0.6	28.79
	including	67.00	68.00	1.00	1.87	8.5	<0.01	0.16	0.66	0.7	101.85
	PR186-12 (II)	91.00	108.00	17.00	0.02	48.9	0.02	0.64	1.72	2.9	49.99
	including	92.00	95.00	3.00	0.02	175.7	0.10	1.61	4.95	2.1	176.85
	PR187-12	55.00	110.00	55.00	0.10	25.8	<0.01	0.41	0.88	3.6	30.89
	including	68.00	69.00	1.00	0.17	156.0	0.10	0.53	0.04	8.9	164.73
	PR189-12	70.00	71.00	1.00	0.08	27.6	0.02	0.66	1.12	2.8	31.73
Savary	PR212-12	19.00	30.00	11.00	0.44	22.6	0.03	0.77	0.05	3.2	44.54
	including	28.00	30.00	2.00	1.67	27.4	0.06	0.98	0.17	4.3	111.00
	PR214-12	16.00	24.00	8.00	1.43	67.4	0.05	1.70	0.12	21.2	139.09
	including	19.00	20.00	1.00	2.71	213.0	0.16	4.08	0.41	38.2	348.65
	PR193-12	22.00	25.00	3.00	1.46	53.9	0.05	3.33	2.92	50.9	127.17
	PR213-12	52.00	74.00	22.00	0.39	31.9	0.10	0.41	1.66	21.7	51.25
	including	58.00	60.00	2.00	1.03	143.5	0.90	0.95	3.74	94.0	194.78
	and including	70.00	72.00	2.00	1.65	66.4	0.07	1.61	5.35	43.2	148.90
	PR215-12	78.00	94.00	16.00	0.89	79.5	0.03	0.31	0.05	13.0	124.20
	including	79.00	81.00	2.00	1.30	196.5	0.05	0.35	0.07	31.1	261.40
	and including	90.00	93.00	3.00	2.86	176.3	0.07	0.70	0.07	20.3	319.25
	PR224-12	11.00	41.00	30.00	3.65	192.5	0.02	0.34	0.05	6.1	375.16
	including	15.00	18.00	3.00	3.63	1,156.3	0.04	1.56	0.07	22.5	1,338.00
	and including	26.00	31.00	5.00	18.66	355.2	0.03	0.15	0.07	1.8	1,288.08
	PR225-12	21.00	22.00	1.00	39.0	0.11	<0.01	0.30	0.04	0.7	44.67
	PR226-12	12.00	13.00	1.00	29.2	0.02	0.02	1.11	0.15	0.1	30.00

Vein	Drill Hole	Start	End	Lengt h	Ag [g/tne]	Au [g/tne]	Cu [%]	Pb [%]	Zn [%]	In [g/tne]	Ag [g/tne] (1)
Savary	PR192-12	45.00	58.00	13.00	0.83	38.1	0.03	0.82	1.53	10.9	79.78
	including	46.00	47.00	1.00	3.08	52.6	0.14	0.48	2.24	29.0	206.80
	and including	57.00	58.00	1.00	0.38	182.0	0.04	4.98	2.81	30.6	200.95
Silvia	PR180-12	41.00	98.00	57.00	0.19	35.7	0.03	0.18	0.09	0.1	45.03
	including	55.00	71.00	16.00	0.42	88.5	0.08	0.20	0.08	0.3	109.59
	and including	55.00	57.00	2.00	0.88	286.5	0.32	0.87	0.25	1.6	330.38
	PR240-12	44.00	56.00	12.00	0.26	73.9	0.05	1.62	1.48	0.0	86.99
	Including	49.00	53.00	4.00	0.39	131.1	0.03	2.82	2.43	0.0	150.49
	PR241-12	11.00	12.00	1.00	0.03	0.7	<0.01	0.00	0.02	0.00	2.11
	PR179-12	33.00	34.00	1.00	0.13	32.0	0.05	0.43	0.08	0.00	38.64
Sonia	PR197 12 (l)	18.00	23.00	5.00	0.10	59.2	<0.01	0.21	0.03	0.7	45.03
	PR197 12 (ll)	95.00	100.00	5.00	0.32	23.9	0.02	0.11	0.70	8.4	109.59
	PR183-12	55.00	56.00	1.00	0.10	37.8	0.01	0.63	1.37	10.6	330.38
	PR207-12	47.00	51.00	4.00	0.03	28.9	0.02	0.81	2.01	26.1	150.49
	PR209-12	27.00	29.00	2.00	0.16	54.5	0.03	1.74	1.98	15.7	2.11
	PR208-12	20.00	23.00	3.00	0.04	30.7	0.03	0.29	0.27	11.6	38.64
Marcela	PR200-12	20.00	21.00	1.00	0.17	19.2	<0.01	0.28	0.18	4.4	27.75
Fantasma	PR257-12	39.00	40.00	1.00	0.34	0.4	<0.01	0.00	0.00	0.00	17.20
	PR256-12	48.00	49.00	1.00	0.01	6.4	<0.01	0.00	0.01	0.00	6.72
Luna	PR252-12	23.00	24.00	1.00	0.03	29.6	<0.01	0.00	0.01	0.00	31.23

(1)

We calculate Silver equivalent (Ag g/t eq.) as the total of Ag and Au in results, expressed in Ag terms, where the Au amount is converted to an equivalent Ag amount. The conversion of Au to Ag is based on the price difference between the Ag $/oz. and the Au $/oz. We use a conservative factor of Au = 50 * Ag. The historical ratio of Au closing price versus Ag daily price (London Fix) from 2002-2011 is 60.3, while for during our second quarter, (May 1-July 31) it was 55.8 (Source: Kitco via wikiposit.org (http://wikiposit.org/uid?KITCO).

Budget

We intend to spend between two and three million dollars on our Pingüino property over the 12 month period ending April 30, 2014. We plan to undertake a structural review on controls of mineralization, expand our resource through targeted drilling of potentially open pittable material on veins discovered but not in the current resource as well as new zones in veins within the resource and complete additional metallurgical studies.

There are no known reserves on the Pingüino property and any proposed program by us is exploratory in nature. Except for the Preliminary Economic Assessment completed in 2011, which was based on the 2009 Resource Report, we have not conducted any economic assessment or development or mining work on the Pingüino property. We plan to review these mineral claims after each work program and, if warranted, undertake development work, or further exploration activities. We are presently in the exploration stage and we can give no assurance that we will discover a commercially viable mineral deposit (a reserve) on the Pingüino property. However, the Technical Report completed on January 31, 2013 indicated that there is a high grade Ag resource within 8 veins modeled, and there are currently 70+ veins discovered at Pingüino.

Condor

Exploration on the Condor property during the year ended January 31, 2013, has been focused on the investigation of a prospective geological model for the Condor area.

Activities comprised finishing the detailed mapping of the Jurassic outcrops, completion of the regional (200 by 200 metres) soil grid with statistical processing of the data in order to create maps, remediation of the phase I trenches (1921 metres), completion of 4 new trenches (220 metres) at Aguilucho vein and 14 ppm Au hydrothermal breccia areas, relogging of the 2010 diamond drill core, and a structural interpretation of the geology and geophysics.

Trenching results:

Target	Trench	Start [m]	End [m]	Length [m][1]	Ag [g/t]	Au [g/t]
Hydothermal Breccia	AGX-04-12	25.00	27.00	2.00	<0.01	0.616
	AGX-04-12	27.00	29.00	2.00	<0.01	0.291

Two main targets were defined for the area: 1) low grade large tonnage disseminated gold mineralization hosted in chalcedonic and pyrite/marcasite-rich hydrothermal breccias within rhyolitic domes, and 2) high grade vein feeders located at depth and represented by fragments transported to surface by hydrothermal eruption breccias.

The second target appears to be the most relevant but more geophysics are needed to target for the deep high grade vein feeders.

Contreras and Our Other Santa Cruz Projects

We completed geological work at the Merlot M.D. area within the Cabernet-Merlot property in central Santa Cruz province. Field work was completed in December 2012, and results did not identify significant mineralised areas at Merlot, with only one Zn anomaly with strongly oxidized rocks. Additional sampling was performed at the Cabernet I and II M.D. areas, explored previously in 2010. More representative samples were added to the three mineralised areas: El Esteco (oxide area with anomalous in Zn and Mn), Las Moras (argillic alteration zone with As, Hg, Pb, Zn and Mo anomalies), and Los Árboles (argillic alteration zone with Mn and Zn contents).

We did not conduct any significant exploration activities on our Contreras property or our other projects in Santa Cruz during the year ended January 31, 2013.

Rio Negro Properties

We conducted two field trips to our Río Negro group of properties (87,526 ha in 22 mining properties divided in two blocks: Jacobacci and Los Menucos). We completed the geological work on the southern properties (Jacobacci block) that are located east of the Calcatreu mining project. These two trips comprised mapping and sampling of the most relevant geological and mineralization features at the eight properties of the Jacobacci block. From this work, we defined silica replacements and some quartz and calcite veinlets, but without significant metal content, so we decided to keep just four of the eight mining properties at this block, and abandoned 4 properties consisting of 28,027 Ha reducing our group of properties to 59,499 ha in 18 mining properties. We intend to explore the balance of our Río Negro properties (the Los Menucos block) over the next few months and finish our review of Río Negro by the end of May 2013.

BC Property

On June 7, 2010, we acquired a group of three contiguous mineral tenures known as the Clapperton Property, covering an aggregate of approximately 825 hectares of land located in south central British Columbia, Canada, approximately 25 kilometres northeast of the town of Merritt, British Columbia. On May 31, 2012, we made a cash-in-lieu payment of approximately $4,067 (CDN$4,201) which advances the expiry date of the three mineral tenures to June 7, 2013.

Selected Annual Information

The following financial data summarizes selected financial data for our company prepared in accordance with United States generally accepted accounting principles (“US GAAP”) for the three fiscal years ended January 31, 2013, 2012, and 2011. The information presented below for the three fiscal years is derived from our financial statements which were examined by our independent auditor. The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this MD&A.

Selected Financial Data
(Stated in United States Dollars – Calculated in accordance with US GAAP)

	Year Ended January 31, 2013 (audited) ($)	Year Ended January 31, 2012 (audited) ($)	Year Ended January 31, 2011 (audited) ($)
Revenue	Nil	Nil	Nil
Expenses	7,970,065	9,051,301	5,167,893
Net Loss	7,927,950	8,998,382	5,164,198
Comprehensive Loss	7,972,132	8,978,538	5,164,198
Basic and Diluted Loss Per Share	$0.11	$0.14	$0.11

	Year Ended	Year Ended	Year Ended
	January 31, 2013	January 31, 2012	January 31, 2011
	(audited)	(audited)	(audited)
	($)	($)	($)
Mineral Properties Interest	815,000	815,000	815,000
Total Assets	3,443,763	10,646,310	6,963,168
Current Liabilities	455,277	650,502	718,220
Long-Term Debt	Nil	Nil	Nil
Dividends	Nil	Nil	Nil

The majority of our expenditures are for the exploration of our mineral properties and our drilling programs are seasonal; we do not generally drill during the winter months in Argentina (July-October). We generally develop our exploration plans around how much cash we have to fund them. During our year ended January 31, 2013 we raised approximately $100,000 (January 31, 2012- $12.1M; January 31, 2011- $7.9M;) and had cash remaining from our financing during our year ended January 31, 2012 which resulted in lower expenditures in 2013 as compared to 2012 and higher expenditures in 2012 as compared to 2011. In 2010, we focused on pre-drilling advanced exploration and target definition exploration work. Early in 2011, we initiated a 19,000 metre reverse circulation and diamond drilling program in the shallow oxidized portion of the silver-enriched high grade zones previously discovered at Pingüino. In July of 2011, we began Phase VIII of our Pingüino exploration plan. In late 2011, we conducted geophysical and geochemical surveys in an effort to identify new drill targets. Phase VIII, which was completed on June 1, 2012 included a 10,520 metre drill program, soil sampling, geophysics and 194 trenches including 23 linear km of trenching. In our year ended January 31, 2013, we engaged Mine Development Associates of Reno, Nevada, to review the geological resource at our Pingüino project and produce a new Resource Estimate Technical Report. We also engaged G & T Metallurgical Services with offices in Australia and British Columbia to undertake preliminary metallurgy test work on our Pingüino project using the results from our diamond drilling and trenches.

Summary of Quarterly Results

Quarter ended	Total Revenue ($)	Net loss ($)	Net loss per share (basic and fully diluted) ($)
January 31, 2013	Nil	(1,803,385)	(0.03)
October 31, 2012	Nil	(978,159)	(0.01)
July 31, 2012	Nil	(2,377,699)	(0.03)
April 30, 2012	Nil	(2,768,707)	(0.04)
January 31, 2012	Nil	(1,910,267)	(0.03)
October 31, 2011	Nil	(1,588,027)	(0.02)
July 31, 2011	Nil	(2,094,542)	(0.03)
April 30, 2011	Nil	(3,405,546)	(0.06)

Early in 2011, we initiated a 19,000 metre reverse circulation and diamond drilling program in the shallow oxidized portion of the silver-enriched high grade zones previously discovered at Pingüino. Our objective was to expand those centers of significant mineralisation along strike and at depth.

In July of 2011, we began Phase VIII of our Pingüino exploration plan. This program consisted of soil sampling, trenching, geophysics (in-house ground magnetometer detail surveys and gradient IP) and field mapping, as well as metallurgical testing. The purpose of the program was to help us define drill targets for a combined diamond drill and reverse circulation drill program for calendar 2012. We also began construction of a permanent exploration camp at Pingüino during the last calendar quarter of 2011.

In late 2011, we conducted geophysical and geochemical surveys in an effort to identify new drill targets. We identified a number of interesting geochemical "footprints" - the largest of these is a new silver anomaly that is more than twice that of the nearby silver-rich Marta Este vein, which has had more than 104 holes drilled to date. With limited outcropping vein material on surface, but with coincident geophysical and geochemical anomalies, it suggests excellent potential for the discovery of a new silver-rich vein. In addition, we identified a 500-metre extension to the silver-gold Marta Noroeste vein and numerous other extensions within the Tranquilo fault, Marta Sur and other parallel structures.

Phase VIII, which was completed on June 1, 2012 included a 10,520 metre drill program, soil sampling, geophysics and 194 trenches including 23 linear km of trenching. In 2012, we engaged Mine Development Associates of Reno, Nevada, to review the geological resource at our Pingüino project and produce a new Resource Estimate Technical Report. We also engaged G & T Metallurgical Services with offices in Australia and British Columbia to undertake preliminary metallurgy test work on our Pingüino project using the results from our diamond drilling and trenches.

Year Ended January 31, 2013 versus January 31, 2012

Revenue

We have earned only interest on our cash and cash equivalents. We have not earned any revenue from operations since our inception and we do not anticipate earning any revenue from our operations until such time as we have entered into commercial production at one or more of our mineral projects or we sell or joint venture one or more of our mineral properties. We are currently in the exploration stage of our business and we can provide no assurance that we will discover a reserve on our properties or, if we do discover a reserve, that we will be able to enter into commercial production.

Expenses

Mineral Exploration Activities

Our mineral exploration expenses decreased by $980,173 or 16% from $6,085,967 during the year ended January 31, 2012 to $5,105,794 during the year ended January 31, 2013. The decrease in our mineral exploration expenses during the year ended January 31, 2013 was primarily due to the difference in the scope of our 2013 exploration program at our Pingüino Property, which consisted of 10,520 metres of drilling in 113 holes. In comparison, our 2012 exploration program consisted of 19,704 metres of drilling in 206 holes. The cost of our 2012 camp and field supplies was higher than the cost of our 2011 camp and field supplies as the 2012 field program from our expanded camp was larger in scope and longer in duration. In addition, we incurred expenses on our preliminary metallurgical testing and the expense of our new Technical Report.

General and Administrative

Our general and administrative expenses (total expenses excluding mineral property interests, foreign exchange (gain) loss and stock-based compensation) decreased by $226,133 or 9% from $2,452,841 during the year ended January 31, 2012 to $2,226,708 during the year ended January 31, 2013. This decrease was primarily the result of decreases in consulting fees and investor relations expense, which were offset by an increase in salaries and benefits.

Our consulting fees decreased by $207,710 during the year ended January 31, 2013 primarily because, during the year ended January 31, 2012, we paid our former Chief Executive Officer total consulting fees of $373,696 (which included approximately $225,000 in severance). This decrease was partially offset by recruitment fees paid to a consulting firm to hire our current Chief Executive Officer on August 1, 2012.

Our salary and benefits increase of $206,799 during the year ended January 31, 2013 was mainly due to the hire and relocation of our new President and Chief Executive Officer.

	Year ended	Year ended
	January 31,	January 31,	Increase
	2013	2012	(Decrease)

Consulting	$640,879	$848,589	$(207,710)
Depreciation	65,760	29,627	37,133
Director fees	24,797	26,205	(1,408)
Office and sundry	190,735	226,140	(35,405)
Professional	420,027	450,626	(30,599)
Rent	43,925	49,642	(5,717)
Salaries and benefits	340,229	133,430	206,799
Shareholder and investor relations	248,869	414,883	(166,014)
Tax on assets	25,207	69,635	(44,428)
Transfer agent and filing	53,351	22,154	31,197
Travel	172,929	181,910	(8,981)
Adjusted General and Administrative	$2,226,708	$2,452,841	$(226,133)

Liquidity

We currently have no operating revenues other than interest income and rely primarily on equity financing to fund our exploration and administrative expenses.

At January 31, 2013 we had $2,117,142 in cash and cash equivalents. Our working capital decreased by $6,980,693 from $8,732,872 at January 31, 2012 to $1,752,179 at January 31, 2013, mainly due to the cost of our operating activities as described above.

Due to current conditions in the capital markets, we have scaled back our exploration plans for the current year in an effort to balance our exploration objectives with our available capital. We do not have sufficient cash for the next 12 months. However, we anticipate closing the $5 million private placement as per term sheet that we signed with with Austral Gold Ltd. on March 22, 2013. If we are able to close this financing we believe that our cash on hand will be sufficient to fund our projected operating requirements for the next 12 months and we do not believe that we will need to raise additional capital to fund our planned operations during this period. However, we believe we will need to raise additional capital to continue operations after this period. We plan to raise any additional money that we might need to fund our plan of operations through sales of our equity securities.

Cash Flows

Cash Used In Operating Activities

Net cash used in operating activities was $7,128,241 during the year ended January 31, 2013 as compared to $8,451,118 during the year ended January 31, 2012. The decrease is primarily due to lower expenses for mineral property exploration activities during the year ended January 31, 2013 as compared to January 31, 2012, as explained above.

Cash Used in Investing Activities

Net cash used in investing activities was $38,899 during the year ended January 31, 2013 as compared $363,682 during the year ended January 31, 2012. The majority of the expense incurred during the year ended January 31, 2012 was for the construction of a permanent camp at our Pingüino property.

Cash from Financing Activities

Net cash provided by financing activities was $81,600 during the year ended January 31, 2013 as compared to $12,082,016 during the year ended January 31, 2012. The $81,600 provided by financing during the year ended January 31, 2012 was from the exercise of 240,000 stock options, while during the year ended January 31, 2012, we raised aggregate gross proceeds of $10,120,058 (C$10,005,000) and net proceeds of $9,134,809 upon completion of our public offering, gross proceeds of $54,377 (C$53,505) and net proceeds of $44,788 when we sold 652,500 Warrants upon the exercise of the over-allotment option by the underwriters in our Offering, cash of $2,349,719 upon the exercise of 4,906,895 warrants and $552,700 upon the exercise of 1,242,500 stock options.

Capital Resources

We have no operations that generate cash flow and we are generally dependent on the sale of our common shares to raise capital. On March 22, 2013 we signed a $5 million term sheet with Austral Gold Ltd. and as discussed above under “Liquidity”, we expect to close this financing shortly.

We have outstanding warrants and stock options, however as the strike price of all of our warrants and our stock options are significantly higher than our current stock price, we do not anticipate capital from the exercise of our currently outstanding warrants and options unless our stock price increases to levels higher than the strike prices.

Contingencies and Commitments

We had no contingencies at January 31, 2013.

We have the following long-term contractual obligations and commitments:

Operating leases

On December 8, 2010, we entered into a five year lease agreement, commencing January 1, 2011 at approximately US$6,954 (C$6,954) per month for the first three years of the lease, and approximately US$7,289 (C$7,289) per month for the last two years of the term. The lease also includes four months of free base rent.

On July 25, 2011 we entered into a rental agreement for office space in La Plata, Argentina with a consultant, for the period July 2011 to June 2014 at a cost of $2,500 per month.

Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements and no non-consolidated, special-purpose entities.

Transactions between Related Parties

On February 16, 2012, we issued 160,000 shares of our common stock upon the exercise of 160,000 stock options at an exercise price of $0.37 per share for proceeds of $59,200 to our former President, Mr. Hicks.

On March 11, 2011, we entered into a consulting agreement with Peter A. Ball and Ariston Capital, a company controlled by Mr. Ball, whereby Mr. Ball and Ariston Capital agreed to provide consulting services which are consistent with those ordinarily provided by an Executive Vice President of Corporate Development (including the forging of new relationships with institutional investors, raising of capital to fund the continued development of our exploration and development programs, an expanded marketing and public relations program and assisting with corporate governance and regulatory matters) to us in consideration for, among other things: (i) a monthly cash fee of approximately $12,500 (C$12,500); and (ii) the grant of stock options to purchase 150,000 shares of our common stock.

On March 11, 2011, we granted stock options to Mr. Ball to purchase 150,000 shares of our common stock at an exercise price of $1.04 per share, exercisable until March 11, 2014. The stock options vested in four equal quarterly installments, with the first installment vesting June 1, 2011. In addition, on August 24, 2011 we granted stock options pursuant to our 2007 Stock Option Plan to a company controlled by Mr. Ball to purchase an aggregate of 250,000 shares of our common stock at an exercise price of $1.15 (C$1.15) per share, for a five (5) year term expiring August 24, 2016. The options vested in four installments over 12 months on November 1, 2011, February 1, 2012, May 1, 2012 and August 1, 2012.

During March, 2012, we paid a company controlled by Mr. Ball a discretionary cash bonus of approximately $10,000 (C$10,000). Effective March 1, 2012 we renewed our consulting agreement with the company controlled by Mr. Ball for one year and increased the monthly consulting fee to approximately $15,000 (C$15,000) per month plus a bonus of up to ten percent of the annual consulting fees at the discretion of the board from approximately $12,500 (C$12,500) per month. In addition, effective January 20, 2012 and until July 31, 2012, Mr. Ball assumed the additional roles of interim President and Secretary of our company for which we paid him an additional fee of approximately $2,500 (C$2,500) per month. On January 22, 2012, we appointed Mr. Ball to serve as President, Secretary and Treasurer and sole director of our subsidiary, SCRN Properties Ltd. At January 31, 2013, we were indebted to a Company controlled by Mr. Ball in the amount of $986. Effective March 1, 2013, the consulting agreement automatically renewed for one year.

On November 1, 2012 we granted stock options pursuant to our 2012 Stock Option Plan to a company controlled by Peter Ball to purchase an aggregate of 250,000 shares of our common stock at an exercise price of $0.305 (CDN$0.305) per share, for a three (3) year term expiring October 31, 2015. These options vested immediately.

On January 7, 2011, we entered into a consulting agreement with JBD Consulting Ltd. and Jeff Finkelstein, a company controlled by Mr. Finkelstein, pursuant to which JBD Consulting Ltd. agreed to cause Jeff Finkelstein to provide, among other things, services to our company consistent with those ordinarily provided by a Chief Financial Officer, including the duties and responsibilities set out at schedule A to the consulting agreement and we agreed, among other things, to (i) pay JBD Consulting Ltd. a monthly cash fee of approximately $12,500 ($CDN 12,500); (ii) grant Mr. Finkelstein options to purchase 150,000 shares of our common stock at an exercise price equal to the closing price, last sale of the day, on the TSX Venture Exchange on the date the options were granted and with a term of three years from the date of grant. On January 7, 2011, we granted to Mr. Finkelstein the 150,000 stock options at an exercise price of $0.80. During March, 2012, pursuant to Board approval, we paid JBD Consulting Ltd. a discretionary cash bonus of approximately $10,000 (C$10,000). Effective January 1, 2012 we renewed our consulting agreement for one year and increased the monthly consulting fee to approximately $15,000 (C$15,000) per month plus a bonus of up to ten percent of the annual consulting fees at the discretion of the board. Effective January 1, 2013, the consulting agreement automatically renewed for one year. At January 31, 2013, we were indebted to a Company controlled by Mr. Finkelstein in the amount of $5,422.

On July 6, 2011, we issued 12,500 shares of our common stock at $0.80 per share to Mr. Finkelstein for proceeds of $10,000 on the exercise of 12,500 stock options. On August 24, 2011 we granted stock options pursuant to our 2007 Stock Option Plan to a company controlled by Mr. Finkelstein to purchase an aggregate of 250,000 shares of our common stock at an exercise price of $1.15 (C$1.15) per share, for a five (5) year term expiring August 24, 2016. The options vested in four installments over 12 months on November 1, 2011, February 1, 2012, May 1, 2012 and August 1, 2012.

On November 1, 2012 we granted stock options pursuant to our 2012 Stock Option Plan to a company controlled by Mr. Finkelstein to purchase an aggregate of 250,000 shares of our common stock at an exercise price of $0.305 (CDN$0.305) per share, for a three (3) year term expiring October 31, 2015. These options vested immediately.

In June, 2012, we made an offer of employment to Michael Brown and signed a term sheet with Mr. Brown to act as our President and Chief Executive Officer. Effective August 1, 2012 we and Mr. Brown signed an employment agreement, pursuant to which we agreed to pay to Mr. Brown an annual salary of $250,000 (CDN$250,000) plus benefits, including 1,000,000 stock options, medical insurance and a bonus of up to 50% of his annual salary. On November 1, 2012 we granted stock options pursuant to our 2012 Stock Option Plan to Mr. Brown to purchase an aggregate of 1,000,000 shares of our common stock at an exercise price of $0.305 (CDN$0.305) per share, for a three (3) year term expiring October 31, 2015. These options vested immediately.

During the year ended January 31, 2013, we paid Mr. Brown consulting fees of $7,237 (CDN$7,000) for services provided prior to his employment and salary and benefits of $161,199, including a relocation allowance of $34,048 related to this employment agreement. At January 31, 2013, we were indebted in the amount of $7,231 related to this employment agreement.

Related party transactions are disclosed in further detail in notes 7 and 8 to the financial statements.

Fourth Quarter

During our fourth quarter of fiscal 2013, we incurred a net loss of $1,803,385 or $0.03 per share, which is a decrease of $106,882 from our fourth quarter of fiscal 2012 in which we incurred a net loss of $1,910,267 or $0.03 per share. The decrease in the loss was primarily due to a decrease in consulting fees, expenditures on our mineral properties and tax on our assets. In addition, we had a slight foreign exchange gain during our fourth quarter of fiscal 2013 as opposed to a slight loss in our fourth quarter of fiscal 2012. Partially offsetting the decreases in these expenses was an increase in director fees (due to the fair value of stock options issued to our directors), an increase in salaries and benefits due to the hire of our President and Chief Executive Officer as discussed above, and an increase in our shareholder and investor relation activities during our fourth quarter.

Critical Accounting Policies and Estimates

Our interim consolidated financial statements are stated in United States dollars and are prepared in accordance with United States generally accepted accounting principles.

The preparation of financial statements and related disclosures in conformity with U.S. generally accepted accounting principles (“GAAP”) and our discussion and analysis of our financial condition and operating results require us to make judgments, assumptions, and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. Note 2, “Summary of Significant Accounting Policies”, of the Notes to Consolidated Financial Statements included in our Financial Statements for the year ended January 31, 2013, describes the significant accounting policies and methods used in the preparation of our consolidated financial statements. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and such differences may be material.

Management believes that our company’s critical accounting policies and estimates are those related to functional currency, asset impairment, mineral claim payments and exploration expenditures and income taxes. Management considers these policies critical because they are both important to the portrayal of our company’s financial condition and operating results, and they require management to make judgments and estimates about inherently uncertain matters. Our senior management has reviewed these critical accounting policies and related disclosures with the Audit Committee of our company’s Board of Directors.

Functional currency

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. Our functional currency is the Canadian dollar. The functional currency of our wholly-owned subsidiary, SCRN Properties Ltd., is the U.S. dollar. Our accounts are translated into our reporting currency, the U.S. dollar as follows:

a)	all of the assets and liabilities are translated at the rate of exchange in effect on the date of the balance sheets;

b)	revenue and expenses are translated at the exchange rate approximating those in effect on the date of the transactions; and

c)	exchange gains and losses arising from translation are included in accumulated other comprehensive income/loss, which is a separate component of equity.

Monetary assets and liabilities denominated in foreign currencies are translated using period end foreign currency exchange rates and expenses are translated using average foreign currency exchange rates during the reporting periods in which the expenses were transacted. Non-monetary assets and liabilities are translated at their historical foreign currency exchange rates. Gains and losses resulting from foreign exchange transactions are included in the determination of net income/loss in the period.

Asset Impairment

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed significantly before the end of its estimated useful life. Recoverability of these assets is measured by comparison of its carrying amount to future undiscounted cash flows the assets are expected to generate. An impairment loss is recognized when the carrying amount exceeds its estimated recoverable value.

Mineral Claim Payments and Exploration Expenditures

We are primarily engaged in the exploration and acquisition of mining properties. Mineral property acquisition costs and mineral exploration rights are initially capitalized when incurred. Mineral property exploration costs are expensed as incurred. We assess the carrying costs for impairment when indicators of impairment exist. If proven and probable reserves are established for a property and it has been determined that a mineral property can be economically developed, costs will be amortized using the units-of-production method over the established life of the reserve.

Mineral property exploration and development costs are expensed as incurred until the establishment of economically viable reserves.

As of the date of these financial statements, we have not established the existence of proven or probable reserves on any of our mineral properties.

Investment in and Expenditures on Mineral Property Interests

Realization of our investment in and expenditures on mineral properties is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from ambiguous conveyance history of many mineral properties. To the best of our knowledge we believe all of our unproved mineral interests are in good standing and that we have title to all of these mineral property interests.

Income Taxes

We follow the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax balances and tax loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment. A valuation allowance is applied when in management’s view it is more likely than not (50%) that such deferred tax will not be utilized.

In the unlikely event that an uncertain tax position exists in which our company could incur income taxes, we would evaluate whether there is a probability that the uncertain tax position taken would be sustained upon examination by the taxing authorities. Reserves for uncertain tax position would then be recorded if we determined it is probable that a position would not be sustained upon examination or if a payment would have to be made to a taxing authority and the amount is reasonably estimable. As of January 31, 2013, our management does not believe it has any uncertain tax positions that would result in our having a liability to the taxing authorities. However, as a result of our change of corporate jurisdiction from the State of Delaware (Argentex Delaware) to the Province of British Columbia, Canada (Argentex BC) in 2011, our management believes that we may encounter certain uncertain tax positions as follows:

United States Federal Income Tax Consequences

The change in our corporate jurisdiction from the State of Delaware to the Province of British Columbia, Canada is, for United States federal income tax purposes, treated as the transfer of the assets of Argentex Delaware to Argentex BC. We must recognize a gain on the assets held by our company at the time of the change in our corporate jurisdiction to the extent that the fair market value of any of our assets exceeds our respective basis. The calculation of any potential gain is made separately for each asset held by us. No loss will be allowed for any asset that has a taxable basis in excess of its fair market value.

Canadian Federal Income Tax Consequences

As a result of the merger, Argentex Delaware as the non-surviving corporation will be considered to have disposed of its assets to Argentex Nevada for proceeds equal to their fair market value. Argentex Delaware will be subject to Canadian federal income tax liabilities with respect to any gains realized as a result of the deemed disposition of all of its assets that constitute “taxable Canadian property” for the purposes of the Canadian federal income tax. As a result of the continuation, Argentex BC will be deemed to have disposed of, and immediately thereafter reacquired, all of its assets at their then fair market value. Gains arising on the deemed disposition of taxable Canadian property of Argentex BC, if any, will be subject to tax in Canada. However, if the adjusted cost base of the assets of Argentex BC is equal to the fair market value of the assets, due to the assets having been acquired by Argentex Nevada in the course of the merger shortly prior to the continuation in a disposition deemed to have taken place at fair market value, then no gain should be realized by Argentex BC.

Change in Accounting Policy

Functional Currency

We had previously considered ourselves to be functionally U.S. dollar denominated and reported in U.S. dollars. During the year ended January 31, 2012 we determined that during the fourth quarter of our fiscal year ended January 31, 2010, our company’s functional currency became the Canadian dollar whereas our subsidiary (SCRN Properties Ltd.) remained functionally denominated in U.S. dollars.

This change in accounting policy is being applied prospectively. We have determined that retroactive restatement of our financial statements issued since January 31, 2010 is not required as the amount that would have been recorded as other comprehensive income is not material.

Financial Instruments and Risk Management

Fair Value of Financial Instruments

We account for the fair value measurement and disclosure of financial instruments in accordance with FASB ASC topic 820 which requires a publicly traded company to include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for reporting periods. Such disclosures include the fair value of all financial instruments, for which it is practicable to estimate that value, whether recognized or not recognized in the consolidated financial statements; the related carrying amount of these financial instruments; and the method(s) and significant assumptions used to estimate the fair value.

The carrying values and fair values of our financial instruments were as follows:

		January 31, 2013		January 31, 2012
		Carrying	Fair	Carrying	Fair
	Level	value	value	value	value
Cash and cash equivalents	Level 1	$2,117,142	$2,117,142	$9,249,307	$9,249,307
Receivables	Level 2	$33,357	$33,357	$67,093	$67,093
Accounts payable	Level 2	$441,638	$441,638	$622,077	$622,077
Due to related parties	Level 2	$13,639	$13,639	$28,425	$28,425

The Company's cash and cash equivalents and short-term investments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The fair value of these balances approximates the carrying amounts due to the short-term nature and historically negligible credit losses. The cash equivalent instruments that are valued based on quoted market prices in active markets are primarily money market securities.

The fair value of accounts payable and accrued liabilities approximates the carrying amounts due to the short-term nature and historically negligible credit losses.

Risk Management

Our activities expose us to credit, liquidity and market risks, which is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of the changes in market prices. Market risk includes foreign exchange risk, interest rate risk and other price risk. We do not participate in the use of financial instruments to mitigate these risks and we have no designated hedging transactions. The Board approves and monitors the risk management processes. The Board’s main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continued exploration of our mineral properties, and to limit exposure to risks. The types of risk exposure and the way in which such exposures are attempted to be managed are as follows:

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Our credit risk is primarily attributable to our cash. We maintain our Canadian and U.S. cash in major chartered Canadian bank deposit accounts and major Canadian credit unions and in certain financial instruments such as bankers’ acceptances and term deposits. Our bank deposit account is insured by the Canadian Deposit Insurance Corporation up to $100,000 and funds in its credit union accounts are guaranteed by the provincial government of British Columbia. Our Canadian dollar bank account balance, at times, may exceed federally insured limits. We maintain our Argentinean pesos in an Argentinean bank deposit account. We keep our Argentinean peso bank deposit account balance within federally insured limits. As part of our cash management process, management performs periodic evaluations of the relative credit standing of these financial institutions. We have not lost any cash and do not believe our cash is exposed to any significant credit risk.

At the date of this MD&A, we had approximately $86,000 in U.S. cash, $1.2 million in Canadian cash and approximately $125,000 in $AR (Argentine Pesos).

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We manage liquidity risk through the management of our capital structure, more specifically, the issuance of new common shares, to ensure there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash and potential equity financing opportunities. We believe that these sources will be sufficient to cover the known short and long-term requirements at this time. There is no assurance that potential equity financing opportunities will be available to meet these obligations.

Foreign Exchange Risk

We are subject to foreign exchange risk for purchases denominated in foreign currencies. We operate outside of the U.S. primarily in Argentina and Canada and we are exposed to foreign currency risk due to the fluctuation between the currencies in which we operate in and the United States Dollar. Foreign currency risk arises from the fluctuation of foreign exchange rates and the degree of volatility of these rates relative to the United States dollar. We monitor our foreign currency balances and make adjustments based on anticipated need for foreign currencies.

At January 31, 2013, we were exposed to foreign exchange risk through the following assets and liabilities denominated in foreign currencies:

	Argentinian	CDN
	Peso	Dollar
Cash and cash equivalents	257,169	$1,908,477
Receivables	-	236
Accounts payable	(1,012,464)	(152,576)
Net Exposure	(755,295)	$1,756,137

Based on the above net exposures, and assuming that all other variables remain constant, a 10% change in the value of the Argentinian Peso and the CDN Dollar against the U.S. Dollar would have resulted in an increase/decrease of approximately $159,845 in the net loss for the year ended January 31, 2013. The sensitivity analyses included in the table above should be used with caution as the results are theoretical, based on our best assumptions using material and practicable data which may generate results that are not necessarily indicative of future performance. In addition, in deriving this analysis, we made assumptions based on the structure and relationships of variables as at the balance sheet date which may differ due to fluctuations throughout the year with all other variables assumed to remain constant. Actual changes in one variable may contribute to changes in another variable, which may amplify or offset the effect on the net loss to us.

To date, as exposure to the Argentinian peso has been limited, we have determined that buying fixed rate forward contracts has not been warranted.

The Argentine government recently launched a series of regulations in order to control the sale of foreign currency. The measures aim to slow the rise in value of the American dollar, of which the Argentine Central Bank has had to reduce its reserves in order to avoid the continuing devaluation of the Argentine peso against the dollar. This could impact the delivery of funds to our operations in Argentina and impact the conversion rate of transferred funds.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As our cash is held in non-interest bearing bank accounts and fixed rate interest bearing cash equivalents or short-term investments, we consider the interest rate risk to be limited.

Other Price Risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. Our operations are all related to the minerals and mining industry. A reduction in mineral prices or other disturbances in the minerals market could have an adverse effect on our operations.

Commodity Price Risk

The Company’s profitability is dependent among many factors and two key factors are the metal prices for gold and silver. Gold and silver prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and political and economic conditions of major gold and silver countries throughout the world. A reduction in mineral prices or other disturbances in the minerals market could have an adverse impact upon the Company's operations.

Disclosure of Outstanding Share Data

As of April 26, 2013, we had 71,677,317 common shares issued and outstanding, 16,329,206 common share purchase warrants, of which 522,000 are Unit Broker Warrants and 6,357,500 stock options as described in further detail in note 8 to our financial statements. At the effective date of this MD&A, if all of our stock options and share purchase warrants were exercised (including the unit warrants and resulting 261,000 warrants from the exercise of these warrants), a total of 91,405,023 common shares would be issued and outstanding.

Risk Factors

An investment in our common stock involves a number of significant risks. You should carefully consider the following material risks and uncertainties known to us at the effective date of this MD&A in addition to other information in this annual MD&A in evaluating our company and our business before making any investment decision about our company. Our business, operating results and financial condition could be seriously harmed due to any of the following risks. You should invest in our common stock only if you can afford to lose your investment.

Risks Associated With Mining

All of our properties are in the exploration stage. There is no assurance that we can establish the existence of any mineral reserve on any of our properties. Unless and until we can do so, we cannot earn any revenues from operations and if we do not do so we may lose all of the funds that we have spent on exploration. If we do not discover any mineral reserve, our business may fail.

Despite exploration work on our mineral properties, we have not established that any of them contain any mineral reserve, nor can there be any assurance that we will be able to do so. If we do not, our business may fail.

The commercial viability of an established mineral deposit will depend on a number of factors including, by way of example, the size, grade and other attributes of the mineral deposit, the proximity of the resource to infrastructure such as a smelter, roads and a point for shipping, government regulation and market prices. Most of these factors will be beyond our control, and any of them could increase costs and make extraction of any identified mineral resource unprofitable.

Mineral operations are subject to applicable law and government regulation. Even if we discover a mineral resource in a commercially exploitable quantity, these laws and regulations could restrict or prohibit the exploitation of that mineral resource. If we cannot exploit any mineral resource that we discover on our properties, our business may fail.

Both mineral exploration and extraction require permits from various foreign, federal, state, provincial and local governmental authorities and are governed by laws and regulations, including those with respect to prospecting, mine development, mineral production, transport, export, taxation, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. There can be no assurance that we will be able to obtain or maintain any of the permits required for the continued exploration of our mineral properties or for the construction and operation of a mine on our properties at an economically viable cost. If we cannot accomplish these objectives, our business could fail. Although we believe that we are in compliance with all material laws and regulations that currently apply to our activities, we can give no assurance that we can continue to remain in compliance. Current laws and regulations could be amended and we might not be able to comply with them, as amended. Further, there can be no assurance that we will be able to obtain or maintain all permits necessary for our future operations, or that we will be able to obtain them on reasonable terms. To the extent such approvals are required and are not obtained, we may be delayed or prohibited from proceeding with planned exploration or development of our mineral properties.

If we establish the existence of a mineral reserve on any of our properties, we will require additional capital in order to develop the property into a producing mine. If we cannot raise this additional capital, we will not be able to exploit the reserve and our business could fail.

If we discover a mineral reserve on any of our properties, we will be required to expend substantial sums of money to establish the extent of the reserve, develop processes to extract it and develop extraction and processing facilities and infrastructure. Although we may derive substantial benefits from the discovery of a reserve, there can be no assurance that any reserve established will be large enough to justify commercial operations, nor can there be any assurance that we will be able to raise the funds required for development on a timely basis. If we cannot raise the necessary capital or complete the necessary facilities and infrastructure, our business may fail.

Mineral exploration and development is subject to extraordinary operating risks. We do not currently insure against these risks. In the event of a cave-in or similar occurrence, our liability may exceed our resources, which would have an adverse impact on our company.

Mineral exploration, development and production involve many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Our exploration and development activities will be subject to all of the hazards and risks inherent in these activities. If we discover a mineral reserve, our operations could be subject to all of the hazards and risks inherent in the development and production of a mineral reserve, including liability for pollution, cave-ins or similar hazards against which we cannot insure or against which we may elect not to insure. Any such event could result in work stoppages and damage to property, including damage to the environment. While we currently carry insurance for our exploration and development activities we cannot guarantee that an event will not occur that is either not insurable or has not been adequately covered by existing insurance policies. Similarly for operations we do not currently maintain any insurance coverage against these operating hazards nor can we guarantee that if we commence operations that all hazards can be or will be adequately covered by insurance other than on a best efforts basis. The payment of any liabilities that may arise from any such occurrence would likely have a material adverse impact on our company.

Fluctuating precious metals and copper prices could negatively impact our business.

The potential for profitability of our mining properties is directly related to the market price of gold and silver. The price of gold and silver may also have a significant influence on the market price of our common stock. The market price of gold and silver historically has fluctuated significantly and is affected by numerous factors beyond our control. These factors include supply and demand fundamentals, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar and other currencies, interest rates, gold and silver sales and loans by central banks, forward sales by metal producers, accumulation and divestiture by exchange traded funds, global or regional political, economic or banking crises, and a number of other factors. The market price of silver is also affected by industrial demand. The selection of a property for exploration or development, the determination to construct a mine and place it into production, and the dedication of funds necessary to achieve such purposes are decisions that must be made long before the first revenues, if any, from production will be received. Price fluctuations between the time that such decisions are made and the commencement of production can have a material adverse effect on the economics of a mine.

The volatility in gold and, silver prices is illustrated by the following table, which sets forth, for the periods indicated, the average market prices in U.S. dollars per ounce of gold and silver, based on the daily London P.M. fix.

Average Annual Market Price of Gold and Silver (per oz.)

Metal	2008	2009	2010	2011	2012
Gold	$872	$972	$1,224	$1,572	$1,669
Silver	$14.99	$14.67	$20.19	$35.12	$31.15

The volatility of mineral prices represents a substantial risk which no amount of planning or technical expertise can fully eliminate. In the event gold and silver prices decline and remain low for prolonged periods of time, we might be unable to develop our properties, which may adversely affect our results of operations, financial performance and cash flows.

The mining industry is highly competitive and there is no assurance that we will continue to be successful in acquiring mineral claims. If we cannot continue to acquire properties to explore for mineral resources, we may be required to reduce or cease operations.

We may compete with other exploration companies looking for mineral resource properties. Some of these other companies possess greater financial resources and technical facilities. This competition could adversely affect our ability to acquire suitable prospects for exploration in the future. Accordingly, there can be no assurance that we will acquire any interest in additional mineral resource properties that might yield reserves or result in commercial mining operations. While we may compete with other exploration companies in the effort to locate and acquire mineral resource properties, we do not believe that we will compete with them for the removal or sales of mineral products from our properties if we should eventually discover the presence of them in quantities sufficient to make production economically feasible. Readily available markets exist worldwide for the sale of mineral products. Therefore, we will likely be able to sell any mineral products that we identify and produce.

Risks Associated with Our Company

The fact that we have not earned any operating revenues since our incorporation raises substantial doubt about our ability to continue to explore our mineral properties as a going concern.

We have not generated any revenue from operations since our incorporation. Although we had working capital of $1,752,179 as of January 31, 2013, we have a history of operating losses since our inception in 2001, and has an accumulated deficit of $39,169,460. We anticipate that we will continue to incur operating expenses without revenues unless and until we are able to sell one or more of our resource properties or identify a mineral resource in a commercially exploitable quantity on one or more of our mineral properties and build and operate a mine. On April 26, 2013, we had cash in the amount of approximately $1.3 million. We do not believe that our cash on hand is sufficient to fund our currently budgeted operating requirements for the 12 month period ending April 30, 2014. In addition, our budget could increase during the year in response to matters that cannot be currently anticipated and we might find that we need to raise more capital in order to properly address these items. Although we have signed a binding $5.0 million term sheet with Austral Gold Ltd., it is possible that this financing may not close. If it does not close, it is possible that we will be unable to secure an alternative source of funding. We have traditionally raised our operating capital from sales of equity and debt securities, but there can be no assurance that we will continue to be able to do so. The market instability may make it harder for us to raise capital as and when we need it and have made it difficult for us to assess the impact of the crisis on our operations or liquidity and to determine if the prices we might receive on the sale of minerals, if any, would exceed the cost of mineral exploitation. If we cannot raise the money that we need to continue exploration of our mineral properties, we may be forced to delay, scale back, or eliminate our exploration activities. If any of these were to occur, there is a substantial risk that our business could fail.

We conduct mineral exploration in foreign countries which have special risks which could have a negative effect on our operations and valuation.

Our exploration operations are primarily conducted in Argentina. Foreign countries can experience economic instability associated with unfavourable exchange rates, high unemployment, inflation and foreign debt. These factors could pose serious potential problems associated with our ability to raise additional capital which will be required to explore and/or develop any of our mineral properties. For example, official government estimates of inflation in Argentina for 2012 are around 11%, however unofficial estimates place this figure at closer to 25 - 30%. Inflation of this magnitude would impact the cost of carrying out our business plans in Argentina. Developing economies have additional risks, including: foreign exchange controls, changes to or invalidation of government mining laws and regulations; expropriation or revocation of land or property rights; changes in foreign ownership rights; changes in foreign taxation rates; corruption; uncertain political climate; terrorist actions or war; and lack of a stable economic climate.

On October 26, 2011 the Federal Government of Argentina announced that future export revenues derived from mining operations must be repatriated to Argentina and converted to Argentine currency prior to being distributed either locally or back overseas. The distribution of earnings back overseas would require Argentine currency to be reconverted to foreign currency for repatriation. This overturns the benefits provided in 2002 and 2003-04 to all Argentinean oil and mining companies, respectively, that exempted them from the currency repatriation laws that apply to all other primary producers in the country. Although we do not currently derive any revenue from the export of any commodities, this requirement to repatriate earnings from future exports could have an adverse effect on our ability to exploit any minerals on any of our properties.

Our operations in Argentina are subject to changes in political conditions, regulations and crime.

In January 2008, the Argentinean government reassessed its policy and practice in respect of export duties and began levying export duties on mining companies operating in the country. Although this particular change did not affect us, there can be no assurance that the Argentinean government will not unilaterally take other action which could have a material adverse effect on our projects in the country or that Argentina will continue to honor, this or other fiscal agreements. In October 2011, the Argentinean government announced a decree requiring mining companies to repatriate mining revenues to Argentina and to convert those revenues into Argentine pesos prior to taking any further action with respect to such revenues, such as paying suppliers or distributing profits, either locally or out of the country. This decree has resulted in increased foreign exchange and bank transaction costs to us and increased our exposure to potential devaluation of the Argentine peso should SCRN. be forced to hold more currency in Argentine pesos compared to U.S. dollars. There also is the risk of political violence and increased social tension in Argentina as Argentina has experienced periods of civil unrest, crime and labor unrest. Certain political and economic events such as acts, or failures to act, by a government authority in Argentina, and acts of political violence in Argentina, could have a material adverse effect on our ability to operate in the country.

Changes, if any, in mining or investment policies or shifts in political attitude in any of the jurisdictions in which the Company operates may adversely affect the potential profitability of our mineral properties or any future operations. Exploration and development activities, and to a greater extent future operations, may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of parts and supplies, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

We have a limited operating history on which to base an evaluation of our business and prospects and we can provide investors with no assurance that we will generate any operating revenues or ever achieve profitable operations.

Although we have been in the business of exploring mineral resource properties since 2002, we have not yet located any mineral reserve and we have never had any revenues from our operations. In addition, our operating history has been restricted to the acquisition and exploration of our mineral properties and this does not provide a meaningful basis for an evaluation of our prospects if we ever determine that we have a mineral reserve and commence the construction and operation of a mine. We have no way to evaluate the likelihood of whether our mineral properties contain any mineral reserve or, if they do, that we will be able to build or operate a mine successfully. We anticipate that we will continue to incur operating costs without realizing any revenues during the period when we are exploring our properties. We therefore expect to continue to incur significant losses into the foreseeable future. If we are unable to generate significant revenues from mining operations and any dispositions of our properties, we will not be able to earn profits or continue operations. At this early stage of our operation, we also expect to face the risks, uncertainties, expenses and difficulties frequently encountered by companies at the start up stage of their business development. We cannot be sure that we will be successful in addressing these risks and uncertainties and our failure to do so could have a materially adverse effect on our financial condition. There is no history upon which to base any assumption as to the likelihood that we will prove successful and we can provide investors with no assurance that we will generate any operating revenues or ever achieve profitable operations.

The figures for our estimated resource are based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

Unless otherwise indicated, resource figures presented in our filings with securities regulatory authorities including the SEC, press releases and other public statements that may be made from time to time are based upon estimates made by independent geologists. When making determinations about whether to advance any of our projects to development, we must rely upon such estimated calculations as to the mineralised material and grades of mineralisation on our properties. Until ore is actually mined and processed, mineralised material and grades of mineralisation must be considered as estimates only.

These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. We cannot assure you that:

  these estimates will be accurate;
  mineralisation estimates will be accurate; or
  this mineralisation can be mined or processed profitably.

Any material changes in mineral estimates and grades of mineralisation will affect the economic viability of placing a property into production and such property's return on capital. There can be no assurance that minerals recovered in small scale tests will be recovered in large-scale tests under on-site conditions or in production scale. The estimates contained in our public filings have been determined and valued based on assumed future prices, cut-off grades and operating parameters that may prove to be inaccurate. Extended declines in market prices for gold and/or silver may render portions of our mineralisation estimates uneconomic and result in reduced reported mineralisation or adversely affect the commercial viability of one or more of our properties. Any material reductions in estimates of mineralisation, or of our ability to extract this mineralisation, could have a material adverse effect on our results of operations or financial condition.

Title to mineral properties can be uncertain, and we are at risk of loss of ownership of one or more of our properties.

Our ability to explore and operate our properties depends on the validity of our title to that property.

Under Argentinean Law, concessions are granted by provincial governments for unlimited periods of time, subject to a mining fee and the filing of a minimum investment plan and compliance with a one-off minimum investment in the concession equal to 300 times the relevant mining fee over a five year period. Failure to comply with these conditions may result in the termination of the concession. Uncertainties inherent in mineral properties relate to such things as the sufficiency of mineral discovery, proper posting and marking of boundaries, assessment work and possible conflicts with other claims not determinable from public record. We have not obtained title opinions covering our entire property, with the attendant risk that title to some claims, particularly title to undeveloped property, may be defective. There may be valid challenges to the title to our property which, if successful, could impair future development and/or operations.

We remain at risk in that the mining claims may be forfeited either due to failure to comply with statutory requirements as to location and maintenance of the claims or challenges to whether a discovery of a valuable mineral exists on every claim.

Risks Relating to Our Common Stock

Our stock price has historically been volatile, and as a result you could lose all or part of your investment.

The market price of our common stock has fluctuated significantly and may decline in the future. The annual high and low sale prices of our common stock for the last five fiscal years ended January 31, 2013 are as follows:

	OTCQB/OTCBB (US Dollars)		TSX Venture Exchange (Canadian Dollars)
	High	Low	High	Low
January 31, 2013	$0.59	$0.19	$0.59	$0.19
January 31, 2012	$1.73	$0.28	$1.69	$0.26
January 31, 2011	$1.07	$0.43	$1.05	$0.45
January 31, 2010	$1.01	$0.19	$1.12	$0.25
January 31, 2009	$1.83	$0.07	$1.34	$0.85

The fluctuation of the market price of our common stock has been affected by many factors that are beyond our control, including: changes in the worldwide price for gold and silver, political risks in Argentina, results from our exploration or development efforts and the other risk factors discussed herein.

Our stock is a penny stock. Trading of our stock may be restricted by the SEC’s penny stock regulations and the FINRA’s sales practice requirements, which may limit a US stockholder’s ability to buy and sell our stock.

Our stock is a penny stock. The Securities and Exchange Commission has adopted Rule 15g-9 which generally defines “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors”. The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in, and limit the marketability of, our common stock.

In addition to the “penny stock” rules promulgated by the Securities and Exchange Commission, the U.S. Financial Industry Regulatory Authority has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, the Financial Industry Regulatory Authority believes that there is a high probability that speculative low-priced securities will not be suitable for at least some customers in the United States. The Financial Industry Regulatory Authority requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock.

Risks Relating to our 2011 Merger and Continuation

We may still be treated as a U.S. corporation and taxed on our worldwide income after the merger and continuation.

The merger and continuation of our company from the State of Delaware to the Province of British Columbia, Canada is considered a migration of our company from the State of Delaware to the Province of British Columbia, Canada. Certain transactions whereby a U.S. corporation migrates to a foreign jurisdiction can be considered by the United States Congress to be an abuse of the U.S. tax rules because thereafter the foreign entity is not subject to U.S. tax on its worldwide income. Section 7874(b) of the Internal Revenue Code of 1986, as amended (the “Code”), was enacted in 2004 to address this potential abuse. Section 7874(b) of the Code provides generally that certain corporations that migrate from the United States will nonetheless remain subject to U.S. tax on their worldwide income unless the migrating entity has substantial business activities in the foreign country to which it is migrating when compared to its total business activities.

If Section 7874(b) of the Code applied to the migration of our company from the State of Delaware to the Province of British Columbia, Canada, our company would continue to be subject to United States federal income taxation on its worldwide income. Section 7874(b) of the Code could apply to our migration unless we had substantial business activities in Canada when compared to our total business activities.

We may be classified as a Passive Foreign Investment Company as a result of the merger and continuation.

Sections 1291 to 1298 of the Code contain the Passive Foreign Investment Company (“PFIC”) rules. These rules generally provide for punitive treatment of “U.S. holders” of PFICs. A foreign corporation is classified as a PFIC if more than 75% of its gross income is passive income or more than 50% of its assets produce passive income or are held for the production of passive income.

Because most of our assets after the merger and continuation are in cash or cash equivalents and shares of our wholly-owned subsidiary, SCRN Properties Ltd., we may in the future be classified as a PFIC. If we are classified as a PFIC, then the holders of shares of our company who are U.S. taxpayers may be subject to PFIC provisions which may impose U.S. taxes, in addition to those normally applicable, on the sale of their shares of our company or on distribution from our company.

Trends, Risks and Uncertainties

We have sought to identify what we believe to be the most significant risks to our business, but we cannot predict whether, or to what extent, any of such risks may be realized nor can we guarantee that we have identified all possible risks that might arise. Investors should carefully consider all of such risk factors before making an investment decision with respect to our common stock.